ARS
PE
2/23/2002

02041791

GTECH HOLDINGS CORPORATION

1-11250

Annual Report
Fiscal Year 2002

***GTECH** is a leading global information technology integration company providing software, networks, and professional services that power high-performance, transaction processing solutions. The Company's core market is the lottery industry, with a growing presence in financial services transaction processing. We are a preferred supplier to the government and commercial markets we choose to serve.*

GTECH

GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

In millions, except ratios and per share amounts

Year ended February	2002	2001	2000	1999	1998
Total revenues	$ 1,009.7	$ 936.5	$ 1,010.8	$ 972.9	$ 990.6
Operating income [1]	148.4	129.3	178.9	156.7	143.5
Diluted earnings per share [1,2]	2.81	2.08	2.56	2.38	2.08
Cash from operations	$ 345.2	$ 252.0	$ 230.8	$ 286.3	$ 294.1
Net cash invested	164.7	162.6	164.3	77.2	323.9
Free cash flow	180.5	89.4	66.5	209.1	(29.8)
Free cash flow per diluted share [2]	5.99	2.58	1.83	5.08	(0.70)
Share repurchase activity	$ 219.3	$ 19.6	$ 98.7	$ 70.8	$ 40.2
Shares repurchased [2]	7.5	1.1	4.0	2.8	1.3
Weighted average shares - diluted [2]	30.2	34.7	36.3	41.1	42.2
Return on capital employed (%)	12.3	11.0	14.5	13.9	12.4

GTK vs. S&P 500 Between January 02, 2001 and April 30, 2002, GTECH stock outperformed the S&P 500 by 260%


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GTK Stock Price[2]
202%
S&P 500 Index
-16%

1 Excluding the one-time impact of charges associated with the economic instability in Argentina and the extraordinary charges associated with the early retirement of debt and refinancing of the Company's World Headquarters facilities in fiscal 2002 and special and other one-time charges included in previous fiscal years.

2 Subsequent to the close of fiscal 2002, GTECH announced a 2-for-1 stock split. The financial data above reflects pre-split amounts.



Howard S. Cohen
President and Chief Executive Officer

Dear Fellow Shareholders,

In fiscal year 2002, GTECH made significant progress toward becoming a more focused and efficient company, and profitably growing our revenues.

The benefits of that focus can be seen in our financial results. GTECH's total revenues grew 8 percent year over year (12 percent measured on a constant-currency basis) to over $1.0 billion, driven by strong product sales. Excluding the impact of the actions we have taken in Argentina and costs associated with certain refinancings, operating income grew by 15 percent to $148 million, and diluted earnings per share were up 35 percent to $2.81. Including the impact of these actions, operating income was $134 million and diluted earnings per share were $2.26. In addition, we generated $181 million in free cash flow and returned all of it – and more – to our shareholders through the share repurchase program. In all, we repurchased 7.5 million shares at a cost of $219 million. Return on capital employed increased from 11 percent to 12.3 percent as we continue to drive value from our asset base and invest capital in new value creating projects.

Financial Snapshot

% Increase over FY2001	
Revenues	+ 8%
Operating Income	+ 15%
Diluted Earnings Per Share	+ 35%
Free Cash Flow	+ 102%
Ratios as % of Revenue	
Operating Income	15%
Free Cash Flow	18%

These are encouraging results. Equally encouraging is the number of new-business wins we recorded in fiscal 2002, which reflects a win rate in excess of 90 percent for GTECH. These included eight new contracts and six contract extensions including Texas and Poland. All told, they represent a value of $1.5 billion in revenue over the life of the contracts. Perhaps the most noteworthy success of fiscal 2002 was our joint venture in Taiwan, where we not only won the bid to operate the National Lottery of Taiwan, but also followed through with a flawless, on-time, on-budget implementation. In its first three months of operation, this lottery exceeded expectations, generating $900 million in sales.

While pursuing and winning these contracts, we continued to sharpen our focus company-wide. We unified our global field operations under David Calabro, Executive Vice President of Global Operations, to better understand and respond to customer needs and bid situations. We also aligned our technology group under Larry Smith, Senior Vice President and Chief Technology Officer, to support not only development, but also service and implementation, thereby increasing efficiency while providing better customer service.

Sharpening our focus had another benefit as well. It enabled us to see more clearly who we are, what we do well, and what we need to do to sustain our success. We are learning to adopt the best practices of the information technology industry such as taking advantage of open and standard technologies to lower costs and expand customer choice, and partnering with other technology providers to offer better solutions. Our new lottery solutions set, the GTECH Enterprise Series™, exemplifies this approach by leveraging the power of Internet Protocol (IP) networking and open systems architecture.

The recent substantial recapitalization of our balance sheet will help us to sustain that momentum. Taking advantage of recent reductions in interest rates, we issued $175 million in convertible debentures at 1.75 percent and renewed our long-term revolving line of credit at favorable rates, enabling us to lower our average pre-tax cost of debt by more than 40 percent. This recapitalization has had the immediate and positive effect of improving our competitive position within our core markets at a critical time in the industry bidding cycle.

These efforts have not gone unnoticed. *BusinessWeek* magazine recently acknowledged GTECH as a company to watch in the "Computer and Computer Services" category. *Bloomberg Personal Finance* magazine recognized GTECH among its "Top 100 Hot Stocks." GTECH is visible on the investment community's radar screen and there is solid momentum behind us.

What's more, IDG's *Computerworld* survey to identify "The 100 Best Places To Work in IT" ranked GTECH as number 31 in the U.S. This reflects the Company's ability to attract, retain, and develop skilled IT employees of the highest caliber.

Most of the credit for these accomplishments goes to the GTECH management team, which was strengthened in fiscal 2002 by the additions of Marc Crisafulli, Senior Vice President, General Counsel and Secretary, and Larry Smith, Senior Vice President and Chief Technology Officer. In addition, Antonio Carlos Rocha was appointed Senior Vice President of Business and Corporate Development. Senior management has done an outstanding job of implementing the changes and strategies we have put in place, demonstrating great leadership, change-management, and communication skills.

I am equally proud of all our GTECH employees for embracing the changes we have made and giving their wholehearted commitment. They have executed our strategy well, achieving and often exceeding our objectives for improved productivity. As a result of their hard work, GTECH has entered fiscal 2003 a more efficient and competitive company, and we are strongly positioned to maintain our leadership role in the lottery industry.

These strengths will serve us well in fiscal 2003 as we compete for new lottery business around the world, including WestLotto and Saxony in Germany, as well as major re-bids in jurisdictions such as California and Georgia. At the same time, we will continue working to lower costs, improve service efficiencies, and collaborate with our customers to generate new revenue.

Within the U.S., the lottery market is showing signs of renewed activity. As more jurisdictions face revenue shortfalls due to the slow economy, many of them are turning to their lotteries to help close their budget gaps. We expect to see more of our U.S. customers exploring ways to stimulate lottery sales with our help. As always, we at GTECH are ready to help ensure that their efforts are successful.

Our financial performance in fiscal 2002, combined with our improved competitive position, has increased the Company's confidence in achieving its current year expectations and its ability to attain long-term, value-creation objectives.

In closing, I'd like to thank you, our shareholders – both old and new. We greatly appreciate the support you've given us as we reshape and refocus our company. We will continue working to enhance the value of your GTECH investment.

Sincerely,

Howard S. Cohen
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in thousands, except per share amounts)	February 23, 2002	February 24, 2001	February 26, 2000	February 27, 1999	February 28, 1998 (a)
	Fiscal Year Ended				
Operating Data:					
Revenues:					
Services	**$ 831,787**	$ 856,475	$ 860,419	$ 887,395	$ 868,522
Sales of products	**177,914**	80,068	150,379	85,528	122,045
Total	**1,009,701**	936,543	1,010,798	972,923	990,567
Gross Profit:					
Services	**245,479**	292,380	305,110	297,630	266,940
Sales of products	**41,462**	5,224	48,426	25,703	48,230
Total	**286,941**	297,604	353,536	323,333	315,170
Special charges (credit) (b)	**—**	42,270	(1,104)	15,000	99,382
Operating income	**134,350**	81,905	180,000	141,720	44,104
Interest expense, net of interest income	**17,426**	21,569	25,523	23,326	24,578
Income before extraordinary charge	**75,786**	43,148	93,585	89,063	27,214
Extraordinary charge, net of income tax benefit (c)	**7,760**	—	—	—	—
Net income	**68,026**	43,148	93,585	89,063	27,214
Per Share Data:					
Basic:					
Income before extraordinary charge	**$ 2.57**	$ 1.25	$ 2.58	$ 2.17	$ 0.65
Extraordinary charge	**(0.26)**	—	—	—	—
Net income	**$ 2.31**	$ 1.25	$ 2.58	$ 2.17	$ 0.65
Diluted:					
Income before extraordinary charge	**$ 2.51**	$ 1.25	$ 2.58	$ 2.16	$ 0.64
Extraordinary charge	**(0.25)**	—	—	—	—
Net income	**$ 2.26**	$ 1.25	$ 2.58	$ 2.16	$ 0.64
Balance Sheet Data (at end of period):					
Working capital (deficit)	**$ (11,448)**	$ 65,273	$ 28,253	$ 3,755	$ 27,371
Total assets	**853,829**	938,160	891,023	874,215	1,023,812
Long-term debt, less current portion	**329,715**	316,961	349,400	319,078	453,587
Shareholders' equity	**202,955**	314,362	296,576	283,906	345,210
Cash Flow Data:					
Net cash provided by operating activities	**$ 345,230**	$ 251,970	$ 230,782	$ 286,282	$ 294,135
Net cash used for investing activities	**(164,726)**	(162,566)	(164,343)	(77,231)	(323,880)
Free cash flow	**$ 180,504**	$ 89,404	$ 66,439	$ 209,051	$ (29,745)
Depreciation and amortization	**$ 168,543**	$ 174,395	$ 185,376	$ 199,321	$ 204,768
Other Data:					
Earnings before depreciation, amortization, interest, taxes and other special and noncash charges and credits (d)	**$ 324,282**	$ 312,206	$ 361,764	$ 377,046	$ 347,700
Number of lottery terminals sold	**36,240**	5,570	13,293	4,921	11,963
Number of lottery customers at year-end	**82**	83	82	81	78

(a) 53-week year.

(b) The impact of the special charges (credit) on earnings per share on a diluted basis was $0.74, ($0.02), $0.22 and $1.44, in fiscal 2001, 2000, 1999 and 1998, respectively. See Note P to the consolidated financial statements.

(c) Represents an after-tax extraordinary charge on early retirement of debt and refinancing of the Company's World Headquarters facilities. See Note R to the consolidated financial statements.

(d) The Company believes that earnings before depreciation, amortization, interest, taxes and other special and noncash charges and credits (the latter two items comprising infrequent and unusual charges which the Company believes are not representative of the Company's ongoing operations such as special charges and adjustments to the carrying values of certain investments), or EBITDA, assists in explaining trends in the Company's operating performance, provides useful information about the Company's ability to incur and service indebtedness and is a commonly used measure of performance by securities analysts and investors in the gaming industry. EBITDA should not be considered as an alternative to operating income as an indicator of the Company's performance or to cash flows as a measure of the Company's liquidity. As the Company defines it, EBITDA may not be comparable to other similarly titled measures used by other companies. The components of EBITDA for fiscal years prior to 2002 have been restated to conform to the fiscal 2002 presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements contained in this section and elsewhere in this report are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Such statements may include, without limitation, statements relating to (i) the future prospects for and stability of the lottery industry and other businesses in which the Company is engaged or expects to be engaged, (ii) the future operating and financial performance of the Company, (iii) the ability of the Company to retain existing business and to obtain and retain new business, and (iv) the results and effects of legal proceedings and investigations. Such forward-looking statements reflect management's assessment based on information currently available, but are not guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include, but are not limited to, the following: (i) governmental regulations and other actions affecting the online lottery industry could have a negative effect on the Company's business, (ii) the Company's lottery operations are dependent upon its continued ability to retain and extend its existing contracts (including with respect to several of the Company's significant online lottery service contracts which are the subject of competitive procurement procedures over the next 12 months) and win new contracts, (iii) slow growth or declines in sales of online lottery goods and services could adversely affect the Company's future revenues and profitability, (iv) the Company has significant foreign exchange exposure, (v) the Company is subject to the economic, political and social instability risks of doing business in foreign jurisdictions, (vi) the Company has a concentrated customer base, and the loss of any of its larger customers could harm its results, (vii) the Company's quarterly operating results may fluctuate significantly, (viii) the Company operates in a highly competitive environment, (ix) the Company is subject to substantial penalties for failure to perform under its contracts, (x) the Company may not be able to respond to technological changes or satisfy future technological demands of its customers, (xi) expansion of the gaming industry faces opposition which may limit the legalization, or expansion, of online gaming to the detriment of the Company's business, financial condition, results and prospects, (xii) the Company's business prospects and future success depend upon its ability to attract and retain qualified employees, (xiii) the Company may be subject to adverse determinations in pending legal proceedings, and (xiv) other risks and uncertainties set forth below and elsewhere in this report, and in the Company's subsequent press releases and Form 10-Q's and other reports and filings with the Securities and Exchange Commission.

General

The Company operates on a 52 to 53 week fiscal year ending on the last Saturday in February and fiscal 2002 ended on February 23, 2002.

The Company has derived substantially all of its revenues from the rendering of services and the sale or supply of computerized online lottery systems and components to government-authorized lotteries. Service revenues have been derived primarily from lottery service contracts. These contracts are typically at least five years in duration, and generally provide compensation to the Company based upon a percentage of a lottery's gross online lottery sales. These percentages vary depending on the size of the lottery and the scope of services provided to the lottery. Product sale revenues have been derived primarily from the installation of new online lottery systems, installation of new software and sales of lottery terminals and equipment in connection with the expansion of existing lottery systems. The Company's gross margins on product sales fluctuate depending on the mix, volume and timing of product sales contracts. The size and timing of these transactions have resulted in variability in product sale revenues from period to period. The Company currently anticipates that product sales during fiscal 2003 will be in a range of $90 million to $110 million.

The Company has taken steps to broaden its offerings of high-volume transaction processing services outside of its core business of providing online lottery services. For example, in May 2000 and December 2000, the Company entered into agreements that permit bill payments over its Brazilian and Chilean networks, respectively.

The Company's business is highly regulated, and the competition to secure new government contracts is often intense. Awards of contracts to the Company are, from time to time, challenged by competitors. Further, there have been and may continue to be investigations of various types, including grand jury investigations, conducted by governmental authorities into possible improprieties and wrongdoing in connection with efforts to obtain and/or the awarding of lottery contracts and related matters. In light of the fact that such investigations frequently are conducted in secret, the Company would not necessarily know of the existence of an investigation that might involve the Company. Because the Company's reputation for integrity is an important factor in its business dealings with lottery and other government agencies, if government authorities were to make an allegation of, or if there were to be a finding of, improper conduct on the part of or attributable to the Company in any matter, such an allegation or finding could have a material adverse effect on the

Company's business, including its ability to retain existing contracts and to obtain new or renewal contracts. In addition, continuing adverse publicity resulting from these investigations and related matters could have such a material adverse effect.

The Company is a global business and derives a substantial portion of its revenues from operations outside of the United States. In particular, in fiscal 2002, the Company derived approximately 51% of its revenues from its international operations and 11.5% of its revenues from its Brazilian operations alone (including 10.7% of its revenues from the National Lottery of Brazil, one of the Company's largest customers). In addition, a substantial portion of the Company's assets are held outside of the United States.

Upcoming Significant Contract Rebids

A majority of the Company's revenues and cash flow is derived from its portfolio of long-term online lottery service contracts, each of which in the ordinary course of the Company's business periodically is the subject of competitive procurement or renegotiation. Through fiscal 2003 (which ends in February 2003), three of the Company's larger contracts, as measured by annual revenues, will be the subject of competitive procurements to select contractors to supply lottery goods and services upon the termination of the Company's current contracts. Among these is the National Lottery of Brazil, one of the Company's largest contracts, which accounted for 10.7% of the Company's consolidated revenues in fiscal 2002. The Company believes, upon the expiration of the Company's current contract, that Caixa Economica Federal, the operator of Brazil's National Lottery, is likely to attempt to handle internally some non-lottery operations currently performed by the Company under its contract and, with regard to the remaining lottery operations, may seek to proceed with a competitive procurement process calculated to result in multiple vendors to administer Brazil's National Lottery, which is presently administered solely by the Company. Other large contracts that will be subject to competitive procurement through fiscal 2003 include the California and Georgia lottery contracts.

Critical Accounting Policies

Recently, the Securities and Exchange Commission issued new advice regarding disclosure of critical accounting policies. In response to this advice, the Company has identified the accounting policies listed below that it believes are most critical to the Company's financial condition and results of operations, and that require management's most difficult, subjective and complex judgments in estimating the effect of inherent uncertainties. This section should be read in conjunction with Note A to the Consolidated Financial Statements which includes other significant accounting policies.

Revenue Recognition

The Company recognizes service revenues as the services are performed. Liquidated damages (which equaled 0.14%, 0.47% and 0.56% of the Company's total revenues in fiscal 2002, 2001 and 2000, respectively) are recorded as a reduction in revenue in the period in which it is determined that they are probable and estimable. Revenues from product sales or sales-type leases are recognized when installation is complete and the customer accepts the product (when acceptance is a stipulated contractual term). In those instances where the Company is not responsible for installation, revenue is recognized when the product is shipped. Amounts received from customers in advance of revenue recognition are deferred as liabilities.

Generally, product sales under long-term contracts are recorded over the contractual period under the percentage of completion method of accounting. Under the percentage of completion method of accounting, sales and estimated gross profit are recognized as work is completed and accepted by the customer by utilizing the most recent estimates of cost to complete. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs during the period in which the information necessary to make the adjustment becomes available. If the current contract estimate indicates a loss, provision is made for the estimated loss when it becomes known and quantifiable. The completed contract method of accounting is used for long-term contracts in those circumstances under which estimated costs to complete the delivery cannot be reasonably estimated or when the contract stipulates the entire balance due under the contract is refundable if the product is not accepted by the customer. Under the completed contract method of accounting, product sales are recorded when the Company has substantially completed its obligations under the contract.

At February 23, 2002, the Company had advance payments from customers of approximately $72.6 million, including amounts received from two customers in Europe whose lottery systems are online and selling lottery tickets. The Company currently expects to record product sales related to these two customers in fiscal 2003 upon receipt of final acceptance letters.

Receivables and Inventory Reserves

The Company evaluates the collectibility of trade accounts and sales-type lease receivables on a customer-by-customer basis and believes its reserves are adequate; however, if economic circumstances change significantly resulting in a major customer's inability to meet its financial obligation to the Company, original estimates of the recoverability of amounts due the Company could be reduced by significant amounts requiring additional reserves.

Inventories include amounts related to the Company's long-term service contracts and product sales contracts, including product sales under long-term contracts, and are stated at the lower of cost (first-in, first-out method) or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts. The Company believes its reserves are adequate; however, should future sales forecasts change, the Company's original estimates of obsolescence could increase by a significant amount requiring additional reserves.

Impairment of Goodwill and Other Intangible and Long-Lived Assets

The Company periodically evaluates the recoverability of goodwill and other intangible and long-lived assets whenever events or changes in circumstances, such as declines in revenues, earnings or cash flows or material adverse changes in the economic stability of a particular country indicate that the carrying amount of an asset may not be recoverable. The Company's goodwill is not considered impaired based on management's estimates of future cash flows applying the current accounting standards. If facts and circumstances were to indicate that the Company's long-lived assets might be impaired, the estimated future undiscounted cash flows associated with the long-lived assets would be compared to their carrying amounts to determine if a write-down to fair value is necessary.

The following discussion should be read in conjunction with the table below.

SUMMARY FINANCIAL DATA

	Fiscal Year Ended					
	February 23, 2002		February 24, 2001		February 26, 2000	
	(Dollars in thousands)					
Revenues:						
Services	**$ 831,787**	**82.4%**	$ 856,475	91.5 %	$ 860,419	85.1 %
Sales of products	**177,914**	**17.6**	80,068	8.5	150,379	14.9
Total	**1,009,701**	**100.0**	936,543	100.0	1,010,798	100.0
Costs and expenses:						
Costs of services (a)	**586,308**	**70.5**	564,095	65.9	555,309	64.5
Costs of sales (a)	**136,452**	**76.7**	74,844	93.5	101,953	67.8
Total	**722,760**	**71.6**	638,939	68.2	657,262	65.0
Gross profit	**286,941**	**28.4**	297,604	31.8	353,536	35.0
Selling, general and administrative	**112,763**	**11.2**	117,997	12.6	122,334	12.1
Research and development	**33,779**	**3.3**	49,267	5.3	46,053	4.6
Goodwill amortization	**6,049**	**0.6**	6,165	0.6	6,253	0.6
Special charges (credit)	**-**	**-**	42,270	4.5	(1,104)	(0.1)
Operating expenses	**152,591**	**15.1**	215,699	23.0	173,536	17.2
Operating income	**134,350**	**13.3**	81,905	8.8	180,000	17.8
Other income (expense):						
Interest income	**5,450**	**0.5**	5,596	0.6	3,509	0.3
Equity in earnings of unconsolidated affiliates	**3,959**	**0.4**	3,167	0.3	2,843	0.3
Other income (expense)	**1,353**	**0.1**	7,232	0.8	(1,343)	(0.1)
Interest expense	**(22,876)**	**(2.2)**	(27,165)	(2.9)	(29,032)	(2.9)
Income before income taxes and extraordinary charge	**122,236**	**12.1**	70,735	7.6	155,977	15.4
Income taxes	**46,450**	**4.6**	27,587	3.0	62,392	6.1
Income before extraordinary charge	**75,786**	**7.5**	43,148	4.6	93,585	9.3
Extraordinary charge, net of income tax benefit	**7,760**	**0.8**	—	—	—	—
Net income	**$ 68,026**	**6.7 %**	$ 43,148	4.6 %	$ 93,585	9.3 %

(a) Percentages are computed based on cost as a percentage of related revenue.

Special Charges

In fiscal 2001, the Company recorded special charges of $42.3 million ($25.8 million after-tax, or $0.74 per diluted share) in connection with certain contractual obligations and a value assessment of the Company's business operations. The major components of the special charges consisted of $14.0 million for a workforce reduction that eliminated approximately 255 Company positions worldwide, $11.5 million for contractual obligations in connection with the departures in July 2000 of the Company's former Chairman and Chief Executive Officer and former President and Chief Operating Officer, $8.5 million for costs associated with the exit of certain business strategies and product lines and $8.3 million for the termination of consulting agreements and facility exit costs, net of gains on the disposition of Company aircraft. See Note P to the Consolidated Financial Statements.

The Company realized pre-tax cost savings of approximately $12 to $13 million in fiscal 2001 and approximately $36 to $38 million in fiscal 2002 from the value assessment.

Results of Operations

Comparison of Fiscal 2002 with 2001

Revenues for fiscal 2002 totaled $1.0 billion, representing a $73.2 million, or 7.8%, increase over revenues of $936.5 million in fiscal 2001.

Service revenues, including lottery and other services, in fiscal 2002 were $831.8 million, representing a $24.7 million, or 2.9%, decrease from service revenues of $856.5 million in fiscal 2001. This decrease was primarily driven by a $19.5 million reduction in international lottery service revenues, along with the expiration of certain electronic benefit transfer contracts, partially offset by higher domestic lottery service revenues.

The Company's international lottery service revenues in fiscal 2002 were $340.8 million, a $19.5 million, or 5.4% decrease, from the $360.3 million recorded in fiscal 2001, primarily due to the combined effect of the weakening of the Brazilian real against the United States dollar and contractual rate changes. This decrease was partially offset by an increase in sales by several of the Company's international lottery customers and the launch of the national lotteries in Colombia, Jamaica and Taiwan.

The Company's domestic lottery service revenues were $481.2 million in fiscal 2002, an increase of $15.8 million, or 3.4%, over the $465.4 million recorded in the same period of fiscal 2001. This increase was primarily due to higher same-store sales primarily in California and Georgia.

Product sales in fiscal 2002 were $177.9 million, an increase of $97.8 million over the $80.1 million of product sales in fiscal 2001. This increase was driven by sales of terminals and software to our customer in the United Kingdom.

Gross margins on service revenues were 29.5% in fiscal 2002 compared to 34.1% in fiscal 2001, primarily due to the write-off of assets and reserves associated with the economic instability in Argentina and impairment charges relating to an under-performing international contract.

Gross margins on product sales in fiscal 2002 were 23.3% compared to 6.5% in the same period last year, primarily due to the large volume of terminal sales to the Company's customer in the United Kingdom. In addition, cost over-runs on system installations in New South Wales, Australia and Israel adversely impacted prior year margins.

Operating expenses in fiscal 2002 were $152.6 million, representing a $63.1 million, or 29.3%, decrease, when compared to the $215.7 million of operating expenses incurred in fiscal 2001. This decrease was principally due to the absence of $42.3 million of prior year special charges, and $5.2 million of additional charges principally in connection with the implementation of a Restricted Stock plan and $15.6 million of reductions primarily driven by the continued execution of the value assessment initiatives implemented in fiscal 2001 and the Company's increased emphasis on improving productivity and efficiency. As a percentage of revenues, operating expenses were 15.1% and 23.0% (18% exclusive of the prior year special and additional charges in fiscal 2001) during fiscal 2002 and 2001, respectively.

Other income declined from $7.2 million in fiscal 2001 to $1.4 million in fiscal 2002 primarily due to the write-off in the second quarter of fiscal 2002 of the Company's $9.3 million cost method investment in the common stock of an Internet security developer partially offset by a $3.9 million gain on the sale of a majority interest in the Company's subsidiary in the Czech Republic, which owns certain lottery assets.

Interest expense in fiscal 2002 was $22.9 million, a decrease of $4.3 million, or 15.8%, from interest expense of $27.2 million incurred during fiscal 2001. This decrease was primarily due to lower interest rates including those resulting from the debt restructuring described below.

The Company's effective income tax rate decreased from 39% in fiscal 2001 to 38% in fiscal 2002 principally due to lower state income taxes and a reduction in non-deductible expenses.

In the fourth quarter of fiscal 2002, the Company recorded an extraordinary charge of $12.5 million ($7.8 million after tax, or $0.25 per diluted share), principally comprised of tender premiums associated with the early retirement of $110 million of 7.75% Series A Senior Notes due 2004 and $55 million of 7.87% Series B Senior Notes due 2007, net of gains on interest rate swaps, along with make whole premiums associated with the refinancing of the Company's World Headquarters facilities.

Weighted average diluted shares in fiscal 2002 declined 4.5 million shares to 30.2 million shares as a result of the Company's share repurchase program. During fiscal 2002, the Company repurchased 7.5 million shares in the open market. The impact on fiscal 2002 diluted earnings per share of the lower level of weighted average shares in fiscal 2002 as compared to fiscal 2001 was approximately $0.30 per diluted share.

Comparison of Fiscal 2001 with 2000

Revenues for fiscal 2001 were $936.5 million, representing a $74.3 million, or 7.3%, decrease from revenues of $1.0 billion in fiscal 2000.

Service revenues, including lottery and other services, in fiscal 2001 were $856.5 million, representing a $3.9 million, or 0.5%, decrease from the $860.4 million of service revenues in fiscal 2000. This decrease reflects a decline in domestic lottery service revenues, partially offset by an increase in international lottery service revenues.

The Company's domestic lottery service revenues were $465.4 million in fiscal 2001, a decrease of 2.8% from the $478.8 million recorded in the same period of fiscal 2000. This decrease was primarily due to the loss of online lottery contracts in Indiana, West Virginia, Vermont and New Hampshire and the loss of an instant ticket validation contract in New York. These decreases were partially offset by increases in lottery sales generated by a number of the Company's existing domestic customers, including Texas, New York and New Jersey.

The Company's international lottery service revenues increased 4.5% in fiscal 2001 to $360.3 million compared with the $344.7 million recorded in the same period last year, primarily due to the launch of the national lotteries in South Africa and Morocco, along with growth in sales for existing customers in Brazil, Poland and Mexico and a contractual rate increase in Brazil. These increases were partially offset by the impact of the reduction in the dollar value of foreign currencies.

Product sales in fiscal 2001 were $80.1 million, a decrease of $70.3 million from the $150.4 million of product sales in fiscal 2000. Fiscal 2000 product sales included sales of an online lottery system to Israel, a new central system with instant ticket capabilities to Sweden, and equipment to South Africa. The Company sold approximately 5,600 lottery terminals in fiscal 2001, compared to approximately 13,300 lottery terminals in fiscal 2000.

Gross margins on service revenues were 34.1% in fiscal 2001 compared to 35.5% in fiscal 2000, primarily driven by start-up losses on the lottery system installation in Morocco, along with additional costs incurred relating to the delayed start-up of the Colombia lottery that launched on January 17, 2001.

Gross margins on product sales decreased from 32.2% in fiscal 2000 to 6.5% in fiscal 2001, primarily due to cost over-runs on the lottery system conversion the Company implemented in New South Wales, Australia, and the lower volume of equipment sales to South Africa in fiscal 2001 compared to fiscal 2000.

Selling, general and administrative expenses in fiscal 2001 were $118.0 million, representing a $4.3 million, or 3.5%, decrease from the $122.3 million incurred in fiscal 2000. This decrease was primarily attributable to cost reductions resulting from the value assessment, partially offset by non cash charges associated with the implementation of the Company's Restricted Stock Plan in August 2000. As a percentage of revenues, selling, general and administrative expenses were 12.6% and 12.1% during fiscal 2001 and 2000, respectively.

Research and development expenses in fiscal 2001 were $49.3 million, representing a $3.2 million, or 7.0%, increase over research and development expenses of $46.1 million in fiscal 2000. This increase reflects higher spending on the Company's central system software and interactive media offerings. As a percentage of revenues, research and development expenses were 5.3% and 4.6% during fiscal 2001 and 2000, respectively.

Other income of $7.2 million in fiscal 2001 was comprised principally of the amortization of the gain on the sale of the Company's 22.5% equity interest in Camelot Group plc ("Camelot"), which the Company sold in April 1998, and which is being amortized over the remaining period of Camelot's first operating license, due to expire in September 2001. Other expense in fiscal 2000 of $1.3 million, was comprised of net foreign exchange losses associated with the Company's global asset protection and foreign exchange management programs designed to provide a degree of protection for future cash flows, partially offset by the amortization of the gain on the sale of Camelot. The Company recorded $0.4 million of net foreign exchange gains in fiscal 2001, compared to $6.7 million of net foreign exchange losses in the prior year.

Interest expense in fiscal 2001 was $27.2 million, a decrease of $1.8 million from interest expense of $29.0 million incurred during fiscal 2000. This decrease was primarily due to lower average debt outstanding under the Company's revolving credit facility.

The Company's effective income tax rate decreased from 40% in fiscal 2000 to 39% in fiscal 2001, principally due to lower state income taxes and increased research and development tax credits. The Company's effective income tax rate was greater than the statutory rate primarily due to state income taxes and certain expenses that are not deductible for income tax purposes.

Weighted average shares in fiscal 2001 declined 1.7 million shares to 34.6 million shares as a result of the Company's share repurchase program. On March 19, 2001, after the end of its 2001 fiscal year, the Company repurchased 5 million shares of its common stock from Tiger Management, its then largest shareholder, for $130.0 million.

Changes in Financial Position, Liquidity and Capital Resources

During fiscal 2002, the Company generated $345.2 million of cash from operations. This cash, together with existing cash balances was principally used to fund the purchase of $176.5 million of systems, equipment and other assets relating to contracts and to repurchase $219.3 million of the Company's common stock.

Accounts receivable decreased by $18.3 million, from $118.7 million at February 24, 2001 to $100.4 million at February 23, 2002, primarily due to collections related to product sales in the fourth quarter of fiscal 2001.

Inventories decreased by $31.2 million, from $117.8 million at February 24, 2001 to $86.6 million at February 23, 2002, primarily due to shipments of inventory related to new system installations in New York and Ohio.

Other assets decreased by $27.3 million, from $116.7 million at February 24, 2001 to $89.4 million at February 24, 2002, primarily due to the write-off of the Company's cost method investment in the common stock of an Internet security developer, scheduled payments received on sales type leases and reserves associated with the Company's assets in Argentina.

Included in other assets at February 23, 2002 were investments in and advances to unconsolidated affiliates totaling $12.5 million. The Company periodically evaluates the net realizable value of these investments to determine if an other than temporary decline in value exists and during fiscal 2002 recorded impairment charges of $1 million. In the opinion of management, no other impairment existed at February 23, 2002; however, should future events and circumstances indicate an other than temporary decline in value has occurred with regard to one or more of these investments, a charge to expense would be recorded at that time to reflect the adjustment in the net realizable value of the underlying investment.

Accounts payable decreased by $5.9 million, from $49.3 million at February 24, 2001 to $43.4 million at February 23, 2002, primarily due to the timing of payments to vendors.

Accrued expenses increased by $10.1 million, from $65.6 million at February 24, 2001 to $75.7 million at February 23, 2002, primarily due to severance and facility closure accruals related to the Company's ongoing efforts to reduce costs and improve efficiency.

Advance payments from customers increased by $17.2 million, from $55.4 million at February 24, 2001 to $72.6 million at February 23, 2002, primarily due to advances received from customers related to product sales the Company expects to complete delivery of during fiscal 2003.

At February 23, 2002, the Company's current liabilities exceeded its current assets by $11.4 million, principally due to the $72.6 million of advance payments from customers.

Income taxes payable, that are reported net of income tax refunds receivable, decreased by $10.7 million, from $64.6 million at February 24, 2001 to $53.9 million at February 23, 2002. This decrease was primarily due to the tax benefits generated from the extraordinary charge, along with tax benefits from the exercise of stock options.

The Company's business is capital-intensive. Although it is not possible to estimate precisely, the Company currently anticipates that net cash used for investing activities in fiscal 2003 will be in a range of $180 million to $190 million. The principal sources of liquidity for the Company are expected to be cash generated from operations and borrowings under the Company's credit facility. On June 22, 2001, the Company refinanced its credit facility with a syndicate of nine banks led by The Bank of America. The new credit facility provides for an unsecured revolving line of credit of $300 million and matures in June 2006. As of February 23, 2002, there were no borrowings under the credit facility. The Company currently expects that its cash flow from operations and available borrowings under its credit facility will be sufficient for the foreseeable future to fund its anticipated working capital and ordinary capital expenditure needs, to service its debt obligations, to fund anticipated internal growth and to repurchase shares of the Company's common stock, from time to time, under the Company's share repurchase programs.

On December 4, 2001, the Board of Directors authorized a new share repurchase program for up to an aggregate amount of $75 million of the Company's common stock through February 2003 in addition to the $16 million outstanding under the previous share repurchase program. The Board also authorized the Company to use any proceeds received from the exercise of stock options to repurchase shares of the Company's common stock. During the fourth quarter of fiscal 2002, the Company repurchased approximately 565,000 shares of common stock for $24.9 million. At February 23, 2002, there was approximately $66 million available under the share repurchase programs. The Company plans to periodically repurchase shares in the open market based on market conditions and corporate considerations.

Details of the Company's contractual obligations for long-term debt and operating leases are as follows (see Notes E and L to the Consolidated Financial Statements):

	Fiscal						
	2003	2004	2005	2006	2007	Thereafter	Total
	(in millions)						
Long-term debt	$ 3.5	$ 4.0	$44.0	$ 3.0	$ 3.2	$275.5	$333.2
Operating leases	26.3	19.2	9.3	7.7	32.4	3.6	98.5
Total	$29.8	$23.2	$53.3	$10.7	$35.6	$279.1	$431.7

Off-Balance Sheet Arrangements

The Company has a 50% limited partnership interest in West Greenwich Technology Associates, L.P. (the "Partnership"), which owns the Company's World Headquarters facilities. The Company accounts for the Partnership using the equity method. At February 23, 2002, the Partnership's assets (comprised principally of the World Headquarters facilities) and liabilities (comprised principally of the debt on the facilities) were $17.7 million and $26.8 million, respectively.

In December 2001, the Partnership refinanced its outstanding debt on favorable terms and replaced its general partners with another unrelated third party. The Partnership incurred an expense on extinguishment of debt in the amount of $5.4

million in connection with the repayment of the existing mortgage, which was allocated to the Company. In connection with the refinancing, the existing lease was amended to shorten its term and reduce the current lease payments. Pursuant to the provisions of the partnership agreement, the Company will indirectly have the ability to acquire the property for a predetermined price at the end of the lease term. Should the Company not proceed to do so, it could nonetheless be obligated for up to $28.0 million. The Partnership has classified the lease as an operating lease in accordance with Financial Accounting Standards Board Statement 13, "Accounting for Leases."

Commitments and Guarantees

The Company enters into performance and other bonds related to various contracts, which generally have terms of one year. Potential payments due under these bonds are related to performance under the applicable contract. During the Company's 20-year history, it has never made any payments under these types of bonds and the Company does not currently anticipate that payments will be required under the current bonds. The following table provides information related to potential commitments at February 23, 2002:

	Total Potential Commitments
	(in millions)
Performance guarantees	$ 186.6
Financial guarantees	9.0
All other guarantees	5.7
	$ 201.3

The Company has guaranteed, at February 23, 2002, approximately $6.4 million, or 44%, of $14.5 million of loans made by an unrelated commercial lender to Lottery Technology Services Corporation ("LTSC"), an entity in which the Company has a 44% equity interest. LTSC provides equipment and services, supplied by the Company, to the Bank of Taipei, which holds the license to operate the Taiwan Public Welfare Lottery. The loans have a maturity date of January 2007 and the Company's guarantee expires in July 2007. See Note K to the Consolidated Financial Statements.

The Company has guaranteed lease obligations of Times Squared Incorporated ("Times Squared") of $3 million. The guarantee expires in December 2013. As of February 23, 2002, the outstanding lease obligations were $2.6 million. Times Squared is a nonprofit corporation established for, among other things, providing secondary and high school level educational programs. Times Squared operates a Charter School for Engineering, Mathematics, Science and Technology in Providence, Rhode Island that serves inner city children who aspire to careers in the sciences and technology. See Note F to the Consolidated Financial Statements.

Market Risk Disclosures

The primary market risk inherent in the Company's financial instruments and exposures is the potential loss arising from adverse changes in interest rates and foreign currency rates. The Company's exposure to commodity price changes is not considered material and is managed through its procurement and sales practices. The Company did not own any marketable equity securities during fiscal 2002.

Interest rates

Interest rate market risk is estimated as the potential change in the fair value of the Company's total debt or current earnings resulting from a hypothetical 10% adverse change in interest rates. At February 23, 2002, after taking into consideration $95 million of interest rate swaps, the estimated fair value of the Company's $135 million of fixed rate Senior Notes approximated $137.0 million. A hypothetical 10% adverse or favorable change in interest rates applied to the fixed rate Senior Notes would not have a material effect on current earnings. An independent investment banker determined the estimated fair value amounts.

At February 23, 2002, the estimated fair value of the Company's $175 million principal amount of 1.75% Convertible Debentures approximated $195.9 million. At February 23, 2002, a hypothetical 10% increase in interest rates would reduce the estimated fair value of the Convertible Debentures to $194.4 million and a hypothetical 10% decrease in interest rates would increase the estimated fair value of the Convertible Debentures to $197.4 million. An independent investment banker determined the estimated fair value amounts.

A hypothetical 10% adverse or favorable change in interest rates applied to variable rate debt would not have a material effect on current earnings.

The Company uses various techniques to mitigate the risk associated with future changes in interest rates, including entering into interest rate swaps. In June 2001, the Company entered into two-interest rate swaps for an aggregate amount of $150 million, which effectively entitled the Company to exchange fixed rate payments for variable rate payments from the period June 6, 2001 to May 15, 2007. In the fourth quarter of fiscal 2002, in connection with the retirement of $55 million of the 2007 Senior Notes, the Company sold $55 million of the interest rate swaps for $2.4 million. This amount was recorded as a reduction of the fiscal 2002 extraordinary charge in connection with the early retirement of $165 million of Senior Notes.

Equity price risk

At February 23, 2002, the estimated fair value of the Company's $175 million principal amount of 1.75% Convertible Debentures approximated $195.9 million. At February 23, 2002, a hypothetical 10% increase in the market price of the Company's common stock would increase the estimated fair value of the Convertible Debentures to $207.5 million and a hypothetical 10% decrease in the market price of the Company's common stock would reduce the estimated fair value of the Convertible Debentures to $185.5 million. An independent investment banker determined the estimated fair value amounts.

Foreign Currency Exchange Rates

Foreign exchange exposures arise from current and anticipated transactions denominated in currencies other than the Company's functional currency (United States dollars) and from the translation of foreign currency balance sheet accounts into United States dollar balance sheet accounts.

The Company seeks to manage its foreign exchange risk by securing payment from its customers in United States dollars, by sharing risk with its customers, by utilizing foreign currency borrowings, by leading and lagging receipts and payments and by entering into foreign currency exchange and option contracts. In addition, a significant portion of the costs attributable to the Company's foreign currency revenues are payable in the local currencies. Whenever possible, the Company negotiates clauses into its contracts that allow for price adjustments should a material change in foreign exchange rates occur.

The Company, from time to time, enters into foreign currency exchange and option contracts to reduce the exposure associated with current transactions and anticipated transactions denominated in foreign currencies. However, the Company does not engage in currency speculation. At February 23, 2002 and February 24, 2001, a hypothetical 10% adverse change in foreign exchange rates would result in a translation loss of $10.5 million and $14.6 million, respectively, that would be recorded in the equity section of the Company's Consolidated Balance Sheet.

At February 23, 2002 and February 24, 2001, a hypothetical 10% adverse change in foreign exchange rates would result in a net transaction loss of $3.5 million and $3.4 million, respectively, that would be recorded in current earnings after considering the effects of foreign exchange contracts currently in place.

At February 23, 2002, a hypothetical 10% adverse change in foreign exchange rates would result in a net reduction in cash flows from anticipatory transactions in fiscal 2003 of $9.0 million. Comparatively, at February 24, 2001, a hypothetical 10% adverse change in foreign exchange rates would have resulted in a net reduction in cash flows from anticipatory transactions of $21.2 million in fiscal 2002, largely as a result of anticipated cash flows from the Company's customer in the United Kingdom. The percentage of fiscal 2002 and 2001 anticipatory cash flows that were hedged varied throughout each fiscal year, but averaged 64% in fiscal 2002 compared to 51% in fiscal 2001.

As of February 23, 2002, the Company had contracts for the sale of foreign currency of approximately $51.9 million (primarily Brazilian real, pounds sterling and Euro) and the purchase of foreign currency of approximately $32.1 million (primarily pounds sterling and Mexican peso). Comparatively, at February 24, 2001, the Company had contracts for the sale of foreign currency of approximately $94.8 million (primarily Spanish pesetas, Australian dollars and pounds sterling) and the purchase of foreign currency of approximately $65.5 million (primarily pounds sterling).

GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		February 23, 2002		February 24, 2001
		(Dollars in thousands)		
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	**35,095**	$	46,948
Trade accounts receivable		**100,361**		118,721
Sales-type lease receivables		**4,894**		8,722
Inventories		**86,629**		117,789
Deferred income taxes		**28,321**		26,850
Other current assets		**22,730**		18,798
TOTAL CURRENT ASSETS		**278,030**		337,828
SYSTEMS, EQUIPMENT AND OTHER ASSETS RELATING TO CONTRACTS		**369,595**		361,334
GOODWILL		**116,828**		122,325
OTHER ASSETS		**89,376**		116,673
TOTAL ASSETS	$	**853,829**	$	938,160
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Short term borrowings	$	**2,358**	$	2,316
Accounts payable		**43,430**		49,267
Accrued expenses		**75,666**		65,571
Employee compensation		**37,941**		31,898
Advance payments from customers		**72,645**		55,418
Income taxes payable		**53,928**		64,573
Current portion of long-term debt		**3,510**		3,512
TOTAL CURRENT LIABILITIES		**289,478**		272,555
LONG-TERM DEBT, less current portion		**329,715**		316,961
OTHER LIABILITIES		**27,986**		29,883
DEFERRED INCOME TAXES		**3,695**		4,399
COMMITMENTS AND CONTINGENCIES		**–**		–
SHAREHOLDERS' EQUITY:				
Preferred Stock, par value $.01 per share--20,000,000 shares authorized, none issued		**–**		–
Common Stock, par value $.01 per share--150,000,000 shares authorized, 46,148,702 and 44,507,315 shares issued; 28,745,628 and 34,257,527 shares outstanding at February 23, 2002 and February 24, 2001, respectively		**461**		445
Additional paid-in capital		**234,247**		183,294
Equity carryover basis adjustment		**(7,008)**		(7,008)
Accumulated other comprehensive loss		**(100,815)**		(85,852)
Retained earnings		**542,878**		479,305
		669,763		570,184
Less cost of 17,403,074 and 10,249,788 shares in treasury at February 23, 2002 and February 24, 2001, respectively		**(466,808)**		(255,822)
		202,955		314,362
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**853,829**	$	938,160

See Notes to Consolidated Financial Statements

GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

	Fiscal Year Ended		
	February 23, 2002	February 24, 2001	February 26, 2000
	(Dollars in thousands, except per share amounts)		
Revenues:			
Services	**$ 831,787**	$ 856,475	$ 860,419
Sales of products	**177,914**	80,068	150,379
	1,009,701	936,543	1,010,798
Costs and expenses:			
Costs of services	**586,308**	564,095	555,309
Costs of sales	**136,452**	74,844	101,953
	722,760	638,939	657,262
Gross profit	**286,941**	297,604	353,536
Selling, general and administrative	**112,763**	117,997	122,334
Research and development	**33,779**	49,267	46,053
Goodwill amortization	**6,049**	6,165	6,253
Special charges (credit)	**–**	42,270	(1,104)
Operating expenses	**152,591**	215,699	173,536
Operating income	**134,350**	81,905	180,000
Other income (expense):			
Interest income	**5,450**	5,596	3,509
Equity in earnings of unconsolidated affiliates	**3,959**	3,167	2,843
Other income (expense)	**1,353**	7,232	(1,343)
Interest expense	**(22,876)**	(27,165)	(29,032)
Income before income taxes and extraordinary charge	**122,236**	70,735	155,977
Income taxes	**46,450**	27,587	62,392
Income before extraordinary charge	**75,786**	43,148	93,585
Extraordinary charge, net of income tax benefit of $4,756	**7,760**	–	–
Net income	**$ 68,026**	$ 43,148	$ 93,585
Basic earnings per share:			
Income before extraordinary charge	**$ 2.57**	$ 1.25	$ 2.58
Extraordinary charge	**(0.26)**	–	–
	$ 2.31	$ 1.25	$ 2.58
Diluted earnings per share:			
Income before extraordinary charge	**$ 2.51**	$ 1.25	$ 2.58
Extraordinary charge	**(0.25)**	–	–
	$ 2.26	$ 1.25	$ 2.58

See Notes to Consolidated Financial Statements

GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	February 23, 2002	February 24, 2001	February 26, 2000
OPERATING ACTIVITIES		(Dollars in thousands)	
Net income	**$ 68,026**	$ 43,148	$ 93,585
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**154,071**	156,262	168,284
Intangibles amortization	**8,423**	11,968	10,839
Goodwill amortization	**6,049**	6,165	6,253
Extraordinary charge, net of income tax benefit	**7,760**	–	–
Termination of interest rate swaps	**2,364**	12,970	–
Asset impairment charges	**27,183**	4,176	1,000
Special charges (credit)	**–**	42,270	(1,104)
Deferred income taxes provision (benefit)	**(2,175)**	(13,335)	1,753
Equity in earnings of unconsolidated affiliates, net of dividends received	**(815)**	343	(376)
Other	**(3,799)**	2,874	496
Changes in operating assets and liabilities, net of effects of acquisitions:			
Trade accounts receivable	**19,234**	(3,230)	(9,648)
Inventories	**31,381**	(50,369)	(5,659)
Special charge	**(7,995)**	(24,852)	(4,954)
Other assets and liabilities	**35,523**	63,580	(29,687)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**345,230**	251,970	230,782
INVESTING ACTIVITIES			
Purchases of systems, equipment and other assets relating to contracts	**(176,511)**	(136,891)	(128,618)
Investments in and advances to unconsolidated affiliates	**–**	(16,601)	(16,209)
Cash received from affiliates	**3,786**	2,075	–
Proceeds from sale of investments	**2,098**	1,050	–
Proceeds from the sale of majority interest in a subsidiary	**10,000**	–	–
Other	**(4,099)**	(12,199)	(19,516)
NET CASH USED FOR INVESTING ACTIVITIES	**(164,726)**	(162,566)	(164,343)
FINANCING ACTIVITIES			
Net proceeds from issuance of long-term debt	**359,810**	95,908	221,500
Principal payments on long-term debt	**(349,130)**	(138,737)	(192,936)
Purchases of treasury stock	**(219,322)**	(19,587)	(98,747)
Proceeds from stock options	**44,814**	6,455	316
Tender premiums and prepayment fees	**(17,930)**	–	–
Debt issuance costs	**(6,539)**	–	(895)
Other	**(44)**	5,236	3,009
NET CASH USED FOR FINANCING ACTIVITIES	**(188,341)**	(50,725)	(67,753)
Effect of exchange rate changes on cash	**(4,016)**	(2,846)	4,696
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(11,853)**	35,833	3,382
Cash and cash equivalents at beginning of year	**46,948**	11,115	7,733
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 35,095**	$ 46,948	$ 11,115
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest payments (net of amounts capitalized)	**$ 25,216**	$ 26,937	$ 28,697
Income tax payments	**51,006**	44,297	66,883
Income tax refunds	**(1,057)**	(18,701)	(662)

See Notes to Consolidated Financial Statements

GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Outstanding Shares	Common Stock	Additional Paid-in Capital	Equity Carryover Basis Adjustment	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
				(Dollars in thousands)				
Balance at February 27, 1999	38,722,063	$ 442	$ 176,434	$ (7,008)	$ (84,842)	$ 345,018	$ (146,138)	$ 283,906
Comprehensive income:								
Net income	–	–	–	–	–	93,585	–	93,585
Other comprehensive income, net of tax:								
Foreign currency translation	–	–	–	–	15,223	–	–	15,223
Net gain on derivative instruments	–	–	–	–	126	–	–	126
Comprehensive income								108,934
Treasury shares repurchased	(4,049,100)	–	–	–	–	–	(98,747)	(98,747)
Shares reissued under employee stock purchase and stock award plans	112,291	–	–	–	–	(773)	2,940	2,167
Shares issued upon exercise of stock options	18,750	–	316	–	–	–	–	316
Balance at February 26, 2000	34,804,004	$ 442	$ 176,750	$ (7,008)	$ (69,493)	$ 437,830	$ (241,945)	$ 296,576
Comprehensive income:								
Net income	–	–	–	–	–	43,148	–	43,148
Other comprehensive income (loss), net of tax:								
Foreign currency translation	–	–	–	–	(16,004)	–	–	(16,004)
Net loss on derivative instruments	–	–	–	–	(447)	–	–	(447)
Unrealized gain on investments	–	–	–	–	92	–	–	92
Comprehensive income								26,789
Treasury shares repurchased	(1,105,200)	–	–	–	–	–	(19,587)	(19,587)
Shares reissued under employee stock purchase and stock award plans	222,723	–	–	–	–	(1,673)	5,710	4,037
Shares issued upon exercise of stock options	336,000	3	6,452	–	–	–	–	6,455
Other stock based compensation	–	–	92	–	–	–	–	92
Balance at February 24, 2001	34,257,527	$ 445	$ 183,294	$ (7,008)	$ (85,852)	$ 479,305	$ (255,822)	$ 314,362
Comprehensive income:								
Net income	–	–	–	–	–	68,026	–	68,026
Other comprehensive income (loss), net of tax:								
Foreign currency translation	–	–	–	–	(15,122)	–	–	(15,122)
Net gain on derivative instruments	–	–	–	–	201	–	–	201
Unrealized loss on investments	–	–	–	–	(42)	–	–	(42)
Comprehensive income								53,063
Treasury shares repurchased	(7,473,300)	–	–	–	–	–	(219,322)	(219,322)
Shares reissued under employee stock purchase and stock award plans	290,014	–	–	–	–	(4,353)	7,534	3,181
Shares issued upon exercise of stock options	1,671,387	16	44,096	–	–	(100)	802	44,814
Tax benefit from exercise of stock options	–	–	4,879	–	–	–	–	4,879
Other stock based compensation	–	–	1,978	–	–	–	–	1,978
Balance at February 23, 2002	**28,745,628**	**$ 461**	**$ 234,247**	**$ (7,008)**	**$ (100,815)**	**$ 542,878**	**$ (466,808)**	**$ 202,955**

See Notes to Consolidated Financial Statements

GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: GTECH Holdings Corporation ("Holdings") conducts business through its consolidated subsidiaries and unconsolidated affiliates and has, as its only asset, an investment in GTECH Corporation ("GTECH"), its wholly owned subsidiary. The Consolidated Financial Statements include the accounts of Holdings, GTECH, all majority and wholly owned subsidiaries and other entities controlled by GTECH (collectively referred to herein as the "Company"). Significant intercompany accounts and transactions have been eliminated in preparing the Consolidated Financial Statements. Investments in 20% to 50% owned affiliates, investments in corporate joint ventures and other entities that are not controlled by GTECH are accounted for using the equity method and investments in less than 20% owned affiliates are accounted for using the cost method.

Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.

Industry Segment and Nature of Operations: The Company is a global information technology company providing software, networks and professional services that power high-performance, transaction processing solutions. The Company operates in one reportable business segment providing online, high speed, highly secure transaction processing systems to the worldwide lottery industry. The Company's lottery service contracts are generally subject to a competitive procurement process after the expiration of the contract term and any extensions thereof. The Company's business is highly regulated, and the competition to secure new government contracts is often intense.

Use of estimates: The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Some of the more significant estimates include estimates of future cash flows associated with long-lived assets; allocation of revenues and fair values in multiple element arrangements; allowance for doubtful accounts and depreciable lives of assets. Management's estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and management's assessments of the probable future outcome of these matters. Actual results could differ from those estimates.

Fiscal Year: The Company operates on a 52- to 53-week fiscal year ending on the last Saturday in February. Fiscal 2002, 2001 and 2000 were 52-week years.

Revenue Recognition: Service revenues are recognized as the services are performed. Liquidated damages (as defined in Note F) are recorded as a reduction in revenue in the period in which it is determined that they are probable and estimable. Revenues from product sales or sales-type leases are recognized when installation is complete and the customer accepts the product (when acceptance is a stipulated contractual term). In those instances where the Company is not responsible for installation, revenue is recognized when the product is shipped. Amounts received from customers in advance of revenue recognition are deferred as liabilities.

Generally, product sales under long-term contracts are recorded over the contractual period under the percentage of completion method of accounting. Under the percentage of completion method of accounting, sales and estimated gross profit are recognized as work is completed and accepted by the customer by utilizing the most recent estimates of cost to complete. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs during the period in which the information necessary to make the adjustment becomes available. If the current contract estimate indicates a loss, provision is made for the estimated loss when it becomes known and quantifiable. The completed contract method of accounting is used for long-term contracts in those circumstances under which estimated costs to complete the delivery cannot be reasonably estimated or when the contracts stipulate the entire balance due under the contract is refundable if the product is not accepted by the customer. Under the completed contract method of accounting, product sales are recorded when the Company has substantially completed its obligations under the contract.

Foreign Currency Translation: The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from such translation are reported in accumulated other comprehensive income, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The Company recognized net foreign exchange gains (losses) as a component of service revenue and other income (expense) in the Company's Consolidated Income Statements as follows:

	Fiscal Year Ended		
	February 23, 2002	February 24, 2001	February 26, 2000
	(Dollars in thousands)		
Service revenue	**$ (1,143)**	$ 743	$ (62)
Other income (expense)	**(251)**	392	(6,688)
Total net foreign exchange gains (losses)	**$ (1,394)**	$ 1,135	$ (6,750)

For those foreign subsidiaries operating in a highly inflationary economy or having the U.S. dollar as their functional currency, nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at current rates. Translation adjustments are included in the determination of net income.

Research and Development: Research and development expenses are charged to operations as incurred.

Advertising Costs: Advertising costs are expensed as incurred and amounted to $7.5 million, $5.5 million and $3.0 million in fiscal 2002, 2001 and 2000, respectively.

Stock-Based Compensation: The Company grants stock options for a fixed number of shares of the common stock of Holdings ("Common Stock") to employees and nonemployee directors with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. The Company has not recognized any compensation expense for stock option grants.

Derivative Financial Instruments: The Company uses derivative financial instruments principally to manage the risk of foreign currency exchange rate and interest rate fluctuations and accounts for its derivative financial instruments in accordance with Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships.

From time to time, the Company enters into foreign currency exchange and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues and certain assets and liabilities denominated in foreign currencies. These contracts generally have maturities of 12 months or less and are regularly renewed to provide continuing coverage throughout the year. The Company does not engage in currency speculation.

The Company records certain contracts used to provide a degree of protection to the Company against foreign exchange risk on its variable service revenues at fair value in its Consolidated Balance Sheets. The related gains or losses on these contracts are either deferred in shareholders' equity (accumulated other comprehensive income) or immediately recognized in earnings depending on whether the contract qualifies for hedge accounting. The deferred gains and losses are subsequently recognized in earnings in the period that the related items being hedged are received and recognized in earnings. Contracts used to hedge assets and liabilities denominated in foreign currencies are recorded in the Company's Consolidated Balance Sheets at fair value and the related gains or losses on these contracts are immediately recognized in earnings as a component of other income (expense) in the Company's Consolidated Income Statements.

The Company, from time to time, enters into interest rate swap agreements to mitigate its exposure to interest rate changes. Each interest rate swap agreement is matched with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of fixed interest rates for variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be received or paid as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount receivable from or payable to counterparties is included as an asset or liability in the Company's Consolidated Balance Sheet.

Gains and losses on terminations of interest rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income concurrent with the extinguishment gain or loss.

Income Taxes: Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Additionally, deferred tax assets and liabilities are separated into current and noncurrent amounts based on the classification of the related assets and liabilities for financial reporting purposes.

Cash and Cash Equivalents: The Company considers short-term, highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. At February 23, 2002 and February 24, 2001, approximately 78% and 75%, respectively, of the Company's cash and cash equivalent balances were concentrated with one financial institution.

Trade Accounts Receivable: Trade accounts receivable are reflected net of allowances for doubtful accounts and liquidated damages of $20.4 million and $7.4 million at February 23, 2002 and February 24, 2001, respectively.

Inventories: Inventories include amounts related to the Company's long-term service contracts and product sales contracts, including product sales under long-term contracts, and are stated at the lower of cost (first-in, first-out method) or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts. Inventory allowances were $14.2 million and $6.7 million at February 23, 2002 and February 24, 2001, respectively. Inventory manufactured or assembled by the Company for its long-term service contracts is transferred to systems, equipment and other assets relating to contracts upon shipment.

Systems, Equipment and Other Assets Relating to Contracts: Systems, equipment and other assets relating to contracts are stated on the basis of cost. The cost less any salvage value is depreciated over the base contract term, not to exceed 10 years, using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. In cases where contract extension periods exist, any salvage value is depreciated over the extension term. In cases where the base contract term is less than five years, the cost of contract assets, less the salvage value, is depreciated over five years.

Capitalized Software Development Costs: Unamortized software development costs, included in systems, equipment and other assets relating to contracts and other assets in the Company's Consolidated Balance Sheets, were $38.0 million and $39.4 million at February 23, 2002 and February 24, 2001, respectively. Related amortization expense amounted to $15.9 million, $19.3 million and $17.3 million in fiscal 2002, 2001 and 2000, respectively, and is included in cost of services or cost of sales in the Company's Consolidated Income Statements.

Impairment of Long-Lived Assets: The Company periodically evaluates the recoverability of intangible and other long-lived assets whenever events or changes in circumstances, such as declines in revenues, earnings or cash flows or material adverse changes in the economic stability of a particular country indicate that the carrying amount of an asset may not be recoverable. If facts and circumstances were to indicate that the Company's long-lived assets might be impaired, the estimated future undiscounted cash flows associated with the long-lived assets would be compared to their carrying amounts to determine if a write-down to fair value is necessary. (See Note B).

Goodwill: Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over periods ranging from seven to 40 years. As of February 23, 2002 and February 24, 2001, accumulated amortization was $46.9 million and $40.9 million, respectively. Goodwill is periodically reviewed for impairment by comparing the carrying amount to the estimated future undiscounted cash flows of the businesses acquired. If this review indicates that goodwill is not recoverable, the carrying amount would be reduced to fair value. During fiscal 2002, the Company did not reduce goodwill for impairment associated with any prior acquisitions.

Accumulated Other Comprehensive Income: The components of, and changes in, other comprehensive income are as follows:

	Foreign Currency Translation	Net Gain (loss) on Derivative Instruments	Unrealized Gain (loss) on Investments	Total
	(Dollars in thousands)			
Balance at February 27, 1999	$ (85,136)	$ 294	$ —	$ (84,842)
Changes during the year, net of tax	15,223	126	—	15,349
Balance at February 26, 2000	(69,913)	420	—	(69,493)
Changes during the year, net of tax	(16,004)	(447)	92	(16,359)
Balance at February 24, 2001	(85,917)	(27)	92	(85,852)
Changes during the year, net of tax	(15,122)	201	(42)	(14,963)
Balance at February 23, 2002	**$ (101,039)**	**$ 174**	**$ 50**	**$ (100,815)**

Of the ($101) million of foreign currency translation at February 23, 2002, ($85.9) million is associated with the Company's subsidiaries in Brazil. The Company believes, upon the expiration of the Company's current contract, that Caixa Economica Federal, the operator of Brazil's national lottery, is likely to attempt to handle internally some non-lottery operations currently performed by the Company under its contract and, with regard to the remaining lottery operations, may seek to proceed with a competitive procurement process calculated to result in multiple vendors to administer Brazil's national lottery, which is presently administered solely by the Company. The National Lottery of Brazil is the Company's largest contract as measured by annual revenues and accounted for 10.7% of the Company's consolidated revenues in fiscal 2002.

In addition, the Company's net book value of systems, equipment and other assets relating to contracts for the National Lottery of Brazil is $28.6 million at February 23, 2002, which is scheduled to be fully depreciated by the end of the Company's current contract in January 2003.

New Accounting Pronouncements: On July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") for all business combinations consummated after June 30, 2001. SFAS 141 requires that all business combinations be accounted for using the purchase method and further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, there have been no business combinations.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective for fiscal years beginning after December 15, 2001. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The nonamortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will apply the new accounting rules in fiscal 2003. It is expected that the adoption of the new rule will reduce amortization expense by approximately $5.7 million in fiscal 2003.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which supersedes or amends existing accounting literature related to the impairment and disposal of long-lived assets. The standard is required to be adopted by the Company beginning on February 24, 2002 (the first day of fiscal 2003). At this time, the adoption of SFAS 144 is not expected to have a material effect on the Company's results of operations or financial position.

NOTE B – ASSET IMPAIRMENT CHARGES

During fiscal 2002, 2001 and 2000, the Company recorded asset impairment charges of $27.2 million, $4.2 million and $1.0 million, respectively, relating to impairment of certain long-lived assets in the Lottery business segment. The basis for the impairment charges was the Company's evaluation of the estimated future undiscounted cash flows expected to be generated from the use of those assets and their eventual disposal compared to the net book value of those assets. The undiscounted cash flow projections performed were less than the carrying amount indicating impairment.

Of the $27.2 million of impairment charges recorded during fiscal 2002, $15.8 million related to certain under-performing international contracts, $9.3 million related to an other than temporary decline in value of the Company's cost method investment in the common stock of an Internet security developer, $1.1 million related to a facility write-down and $1.0 million related to an other than temporary decline in value of one of the Company's equity method investments. These charges were included in costs of services, other income (expense), selling, general and administrative expense and equity in earnings of unconsolidated affiliates in the Company's Consolidated Income Statements, respectively.

Of the $4.2 million of impairment charges recorded during fiscal 2001, $1.4 million related to the exit of certain product lines, $1.1 million related to an other than temporary decline in value of one of the Company's equity method investments, $1.0 million related to an other than temporary decline in value of a cost method investment in the common stock of a software company and $0.8 million related to an other than temporary decline in value of the Company's cost method investment in the common stock of an online entertainment company. These charges were included in the special charges (credit), equity in earnings of unconsolidated affiliates, research and development expense and other income (expense) in the Company's Consolidated Income Statements, respectively.

The $1.0 million impairment charge recorded during fiscal 2000 was related to an other than temporary decline in value in a cost method investment in the common stock of a software company. The impairment charge was included in research and development expense in the Company's Consolidated Income Statements.

NOTE C - INVENTORIES

Inventories consist of:

	February 23, 2002	February 24, 2001
	(Dollars in thousands)	
Raw materials	$ 12,310	$ 45,689
Work in progress	72,847	57,210
Finished goods	1,472	14,890
	$ 86,629	$ 117,789

Inventoried costs relating to long-term contracts included in work in progress amounted to $8.2 million and $7.2 million at February 23, 2002 and February 24, 2001, respectively. At February 24, 2001, $6.6 million of inventoried costs relating to long-term contracts was included in finished goods.

NOTE D - SYSTEMS, EQUIPMENT AND OTHER ASSETS RELATING TO CONTRACTS

Systems, equipment and other assets relating to contracts consists of:

	February 23, 2002	February 24, 2001
	(Dollars in thousands)	
Land and buildings	$ 5,259	$ 5,259
Computer terminals and systems	1,173,923	1,122,286
Furniture and equipment	125,616	116,098
Contracts in progress	33,922	39,771
	1,338,720	1,283,414
Less accumulated depreciation and amortization	969,125	922,080
	$ 369,595	$ 361,334

NOTE E - LONG-TERM DEBT

Long-term debt consists of:

	February 23, 2002	February 24, 2001
	(Dollars in thousands)	
1.75% Convertible Debentures due 2021	$ 175,000	$ —
7.75% Series A Senior Notes due 2004	40,000	150,000
7.87% Series B Senior Notes due 2007	95,000	150,000
Interest rate swaps	12,089	12,810
Other	11,136	7,663
	333,225	320,473
Less current portion	3,510	3,512
	$ 329,715	$ 316,961

On December 18, 2001, Holdings issued, in a private placement, $175 million principal amount of 1.75% Convertible Debentures ("Debentures") due December 15, 2021 and subsequently filed a registration statement to register the Debentures for resale with the Securities and Exchange Commission. This registration statement has not yet been declared effective. The Debentures are unsecured, unsubordinated obligations of Holdings that are fully and unconditionally guaranteed by GTECH and certain of its subsidiaries. The Debentures accrue interest at an initial rate of 1.75% per year, subject to reset beginning December 15, 2006 under certain circumstances. In no event will the interest rate be reset below 1.75% or above 2.5% per year. Interest is payable semiannually in arrears beginning on June 15, 2002.

On or after December 15, 2006, the Company may redeem for cash, all or part of the Debentures at a redemption price equal to 100% of the principal amount of the Debentures, plus accrued interest up to, but not including, the date of redemption. Holders of the Debentures may require the Company to repurchase all or part of their Debentures on December 15, 2004, December 15, 2006, December 15, 2011 and December 15, 2016 at a price equal to 100% of the principal amount of the Debentures, plus accrued interest. The Company may choose to pay the purchase price in cash, shares of Common Stock, or a combination of both. In addition, upon a change in control of the Company occurring on or before December 15, 2021, each Debenture holder may require the Company to repurchase all or a portion of such holder's Debentures for cash.

The Debentures are convertible at the option of the holder into shares of Common Stock at an initial conversion rate of 18.1818 shares of Common Stock per $1,000 principal amount of Debentures, which is equivalent to an initial conversion price of approximately $55.00 per share, subject to certain adjustments, in the following circumstances: (a) if the sale price of Common Stock is more than 120% of the conversion price (approximately $66.00 per share) for at least 20 trading days in a 30 trading-day period prior to the date of surrender for conversion; (b) during any period in which the credit ratings assigned to the Debentures by Moody's or Standard & Poor's are reduced to below Ba1 or BB, respectively, or in which the credit rating assigned to the Debentures is suspended or withdrawn by either rating agency; (c) if the Debentures have been called for redemption; or (d) upon the occurrence of specified corporate transactions.

The Company used a portion of the proceeds from the Debentures to repurchase, during the fourth quarter of fiscal

2002, $110 million of the 7.75% Series A Senior Notes due 2004 and $55 million of the 7.87% Series B Senior Notes due 2007 (collectively, the "Senior Notes") issued by GTECH. The Senior Notes are unsecured and are guaranteed by Holdings and certain of GTECH's subsidiaries, and interest on each series is payable semiannually in arrears.

The Company has an unsecured revolving credit facility of $300 million expiring in June 2006 (the "Credit Facility"). At February 23, 2002 and February 24, 2001 there were no outstanding borrowings under the Credit Facility. The Company is required to pay a facility fee of .225% per annum on the total revolving credit commitment. The restrictive provisions of the Credit Facility include, among other things, requirements relating to the maintenance of certain financial ratios, restrictions on additional indebtedness and restrictions on the ability of the Company to make cash distributions on its Common Stock under certain circumstances. At February 23, 2002, under the most restrictive covenants, the Company had $85.2 million of retained earnings available for the payment of dividends. The Company has never paid cash dividends on its Common Stock and does not plan to do so in the foreseeable future. The current policy of the Company's Board of Directors is to reinvest earnings in the operation and expansion of the Company and to repurchase shares of Common Stock, from time to time, under the Company's share repurchase programs.

Up to $100 million of the Credit Facility may be used for the issuance of letters of credit. The Company had, at February 23, 2002, $8.1 million of letters of credit issued and outstanding under the Credit Facility and $57.3 million of letters of credit issued and outstanding outside of the Credit Facility. The total weighted average annual cost for all letters of credit was 0.79%.

At February 23, 2002, long-term debt matures as follows:

Fiscal Year	(Dollars in thousands)
2003	3,510
2004	4,025
2005	44,025 (1)
2006	3,039
2007	3,224 (1)
Thereafter	275,402

Long-term debt includes a deferred gain on the sale of interest rate swaps. (See Note O).

(1) Assumes holders of the Debentures do not require the Company to repurchase all or a part of their Debentures on December 15, 2004 or December 15, 2006, respectively.

NOTE F - COMMITMENTS AND CONTINGENCIES

Contracts

Contracts generally contain time schedules for, among other things, commencement of system operations and the installation of terminals, as well as detailed performance standards. The Company is typically required to furnish substantial bonds to secure its performance under these contracts. In addition to other possible consequences, including contract termination, failure to meet specified deadlines or performance standards, could trigger substantial penalties in the form of liquidated damage assessments. Many of the Company's contracts permit the customer to terminate the contract at will and do not specify the compensation, if any, that the Company would be entitled were such a termination to occur. The Company paid or incurred liquidated damages with respect to its contracts during the last three fiscal years as follows:

	Fiscal Year Ended		
	February 23, 2002	February 24, 2001	February 26, 2000
Percentage of annual revenues	**0.14%**	0.47%	0.56%

Commitments and Guarantees

The Company enters into performance and other bonds related to various contracts, which generally have terms of one year. Potential payments due under these bonds are related to performance under the applicable contract. Historically, the Company has never made any payments under these types of bonds and the Company does not currently anticipate that payments will be required under the current bonds. The following table provides information related to potential commitments at February 23, 2002:

	Total potential commitments
	(Dollars in thousands)
Performance guarantees	$ 186,603
Financial guarantees	9,009
All other guarantees	5,655
Total potential commitments	$ 201,267

At February 23, 2002, the Company has guaranteed approximately $6.4 million, or 44%, of $14.5 million of loans made by an unrelated commercial lender to Lottery Technology Services Corporation ("LTSC"), an entity in which the Company has a 44% equity interest. LTSC provides equipment and services, supplied by the Company, to the Bank of Taipei, which holds the license to operate the Taiwan Public Welfare Lottery. The loans have a maturity date of January 2007 and the Company's guarantee expires in July 2007. (See Note K).

The Company has guaranteed lease obligations of Times Squared Incorporated ("Times Squared") of $3 million. The guarantee expires in December 2013. As of February 23, 2002, the outstanding lease obligations were $2.6 million. Times Squared is a nonprofit corporation established for, among other things, providing secondary and high school level educational programs. Times Squared operates a Charter School for Engineering, Mathematics, Science and Technology in Providence, Rhode Island that serves inner city children who aspire to careers in the sciences and technology.

On July 1, 1998, the Company acquired 80% of the equity of Europrint Holdings Ltd. ("Europrint") and its wholly owned subsidiaries, including Interactive Games International ("IGI"), for a net cash purchase price of $21.6 million, including related acquisition costs. Europrint is a provider of media promotional games and IGI has pioneered the development of interactive, televised lottery games. The Company has the option, and under certain circumstances the obligation, during fiscal 2004, to acquire the remaining 20% of the equity of Europrint and IGI based on a multiple of their profitability.

Legal Matters

Moriarty Investigation

As publicly reported, in February 1999, a witness appearing before the Moriarty Tribunal, an investigative body convened by the Irish Parliament and chaired by Mr. Justice Moriarty to investigate the business affairs generally of the former Taoiseach (Prime Minister) of Ireland, Charles Haughey, testified that in February 1993 Guy B. Snowden, then Chief Executive Officer of the Company, had invested pounds sterling 67,000 (approximately $100,000) of his personal funds in a company owned by Mr. Haughey's son. Mr. Haughey had resigned as Taoiseach in February 1992. In July 1992, the An Post Irish National Lottery Company, the Irish lottery authority (the "Irish NLC"), issued a Request for Proposals respecting online and instant ticket lottery goods and services, and in September 1992 the Company, which was then the incumbent provider of lottery goods and services to the Irish NLC under an agreement awarded to the Company in 1987, submitted a Proposal to the Irish NLC in response to the Irish NLC's Request for Proposals. In November 1992, the Irish NLC selected the Company to provide online and instant ticket goods and services to the Irish NLC under the terms of the competitive procurement and, following negotiations, a definitive agreement was entered into between the Irish NLC and the Company in March 1993. In calendar 1999, the Moriarty Tribunal requested that the Company provide various documents regarding the Company's business in Ireland, which the Company has done, and the Company has been cooperating with the Moriarty Tribunal. In addition, the Company has made its own inquiry into the facts surrounding Mr. Snowden's investment and the extent, if any, of the Company's involvement in or knowledge of that investment. The Company's investigation has determined that no Company funds were used to make Mr. Snowden's investment, and there is no information to suggest that Mr. Snowden ever sought reimbursement for the investment from the Company. Further, there is no information to suggest that Mr. Snowden informed anyone else at the Company of his investment at the time or that his investment was related in any way to the renewal of the Company's contract to supply systems and support to the Irish NLC. Mr. Snowden has advised the Company through his counsel that (i) his investment was a strictly personal one, (ii) the investment was made from his personal funds, (iii) he never sought reimbursement for any portion of his investment from the Company or any other entity, and (iv) his investment was not related to the Irish NLC and was not intended to and did not influence the Irish NLC's decision to renew the Company's contract.

No charges of wrongdoing have been brought against the Company in connection with the Moriarty investigation, and the Company does not believe that it has engaged in any wrongdoing in connection with this matter. However, since this investigation is or may still be underway and, investigations of this type customarily are conducted in whole or in part in secret, the Company lacks sufficient information to determine with certainty its ultimate scope and whether the government authorities will assert claims resulting from this investigation that could implicate or reflect adversely upon the Company. Because the Company's reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, if a government authority were to make an allegation, or if there were to be a finding, of improper conduct on the part of or attributable to the Company in any matter, including in respect of the Moriarty investigation, such an allegation or finding could have a material adverse effect on the Company's business, including its ability to retain existing contracts and to obtain new or renewal contracts. In addition, continuing adverse publicity resulting from this investigation and related matters could have such a material adverse effect.

Shareholder Class Action Suit

As publicly reported, in August 2000, a shareholder class action lawsuit on behalf of all persons who purchased Company stock during the period from April 11, 2000 to July 25, 2000, was brought against the Company, the Company's former Chairman and Chief Executive Officer, William Y. O'Connor, and the Company's current Chairman, W. Bruce Turner, in the United States District Court of Rhode Island relating to various Company announcements made between April 11, 2000 and July 25, 2000. The complaint filed in the case, Sandra Kafenbaum, individually and on behalf of all others similarly situated, v. GTECH Holdings Corporation, William Y. O'Connor and W. Bruce Turner, generally alleges that the defendants violated federal securities laws (including Section 10(b) of the Securities Exchange Act of 1934) by making allegedly false and misleading statements (including statements alleged to be overly optimistic respecting certain lottery contract awards to the Company and respecting the Company's prospects in certain non-lottery business lines and investments), while failing to disclose in a timely manner certain allegedly material adverse information that it purportedly had a duty to disclose (including an alleged inability to close certain contract awards and as to certain alleged cost overruns). The complaint seeks to recover monetary damages from the Company and the individual defendants. In February 2001, the plaintiffs filed an amended complaint which added Steven P. Nowick, the Company's former President and Chief Operating Officer, as an individual defendant. In addition, the amended complaint expands the purported class of plaintiffs to include all persons who purchased common stock of the Company during the period from July 13, 1998 through August 29, 2000. The type of relief sought in the amended complaint is similar to that sought in the original action. In April 2001, the Company and the other defendants moved to dismiss the amended complaint in their lawsuit on the grounds that the allegations made in the amended complaint are unsupported by fact and fail, in any event, to state a cause of action under the federal securities laws. Oral argument for the Company's motion was held on October 19, 2001 and the motion is pending. The Company believes that it has good defenses to the claims made in this lawsuit. On the basis of information presently available, the Company believes the outcome of this matter will not materially adversely affect the Company's consolidated financial position or results of operations.

EIG Suit

In February 1999, the Company was sued by a Florida corporation called EIG Gaming International, Inc. ("EIG"), in the Circuit Court of the Eleventh Judicial Circuit of Florida. The Company removed the case to the U.S. District Court for the Southern District of Florida, where it is captioned EIG Gaming International, Inc. v. GTECH Corporation, Case No. 99-1808-Civ-Jordan. In its complaint EIG alleges that it entered into a Letter of Intent with the Company pursuant to which it would assist the Company to obtain the lottery contract for Peru in return for a percentage of the lottery's receipts. EIG further contends that it secured the Peruvian contract for the Company but that the Company thereupon declined to pursue it. Plaintiff claims damages exceeding $80 million. In November 2000, the Company moved for summary judgment. That motion is pending. Trial in the matter had been set for June 2001, but was continued by the court while it considers the summary judgment motion. While the Company vigorously denies plaintiff's allegations, to which it believes it has good defenses, at the present time, the Company is unable to predict the outcome, or the financial statement impact, if any, of this lawsuit.

Teseo Arbitration and Litigation

In March 2001, GTECH filed with the International Court of Claims (the "ICC") in Paris, France, a request for arbitration of a dispute with Teseo S.p.A. ("Teseo"), an Italian corporation. GTECH commenced this proceeding in order to obtain payment from Teseo of $10.2 million owed to it under an agreement effective as of August 2, 1999 (the "Agreement") between GTECH and Teseo respecting the sale by GTECH to Teseo of approximately 4,000 terminals, printers and related hardware. In addition, GTECH seeks payment from Teseo of additional amounts respecting certain terminal maintenance services performed by GTECH, certain damages suffered by GTECH, and accrued interest on unpaid amounts. None of the amounts which GTECH seeks to obtain have been, or are, reflected in the Company's financial position or results of operations. Teseo requested that the ICC reject GTECH's claims, and brought a counterclaim against GTECH in the ICC proceeding, alleging that GTECH materially defaulted under the Agreement and that GTECH owes Teseo at least $5 million in damages by reason of such alleged defaults. This arbitration proceeding has been suspended pending payment of amounts requested by the ICC as an advance on costs. In March 2002, Teseo commenced a legal proceeding against GTECH before the Italian Civil Court which essentially restates the counterclaim brought by Teseo in the arbitration proceeding described above, and which seeks identical relief, namely, payment by GTECH to Teseo of damages in an amount not less than $5 million. An initial hearing in this matter is scheduled to take place before the Italian Civil Court in July 2002. While the Company believes that it has good defenses to the claims made by Teseo in this lawsuit, and, as described above, a valid cause of action against Teseo stemming from the dispute which is the subject of the Teseo lawsuit, at the present time the Company is unable to predict the outcome of this lawsuit or its financial statement impact, if any.

SERLOPAR Suit

In April 2002, SERLOPAR, the lottery authority for the Brazilian state of Parana, sued Dreamport Brasil Ltda. and GTECH Brasil Ltda., subsidiaries of the Company (the "Defendants") in the 2nd Public Finance Court of the City of Curitiba, State of Parana, with respect to an agreement dated July 31, 1997, as amended (the "VLT Agreement") between SERLOPAR and the Defendants pursuant to which the Defendants agreed to install and operate video lottery terminals ("VLTS") in Parana. SERLOPAR alleges in its suit that the Defendants installed only 450 of the 1,000 VLTs that the Defendants were allegedly obliged to install, and that the Defendants were overpaid, and failed to reimburse SERLOPAR certain amounts alleged to be due to SERLOPAR, under the VLT Agreement. SERLOPAR seeks payment from the Defendants of an amount in excess of $25 million with respect to these claims, together with unspecified amounts alleged to be due from the Defendants with respect to general losses and damages (including loss of revenues) and court costs and legal fees. The Company, which believes it has good defenses to the claims made by SERLOPAR in this lawsuit, intends to defend itself vigorously in these proceedings. Nevertheless, the Company is unable to predict the outcome of this lawsuit or its financial statement impact, if any.

The Company also is subject to certain other legal proceedings and claims which management believes, on the basis of information presently available to it, will not materially adversely affect the Company's consolidated financial position or results of operations.

NOTE G – STOCK-BASED COMPENSATION PLANS

Under various stock-based compensation plans, officers and other key employees of the Company may receive grants of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights and performance awards and nonemployee members of the Company's Board of Directors automatically are granted annual stock options and may elect to receive stock in lieu of directors' fees. The Company is authorized to grant up to 5,240,000 shares of Common Stock under these plans and, at February 23, 2002, grants of 3,621,200 nonqualified stock options and 526,750 shares of restricted stock had been made.

The stock options granted under these plans are to purchase Common Stock at a price not less than fair market value at the date of grant. Employee stock options generally become exercisable ratably over a four-year period from date of grant and expire 10 years after date of grant unless an earlier expiration date is set at time of grant. Nonemployee director stock options are exercisable approximately one year after date of grant and expire 10 years after date of grant. Both employee and nonemployee directors' stock options are subject to possible earlier exercise and termination in certain circumstances.

During fiscal 2002 and 2001, the Company awarded 139,500 and 387,250 shares, respectively, of restricted stock to officers and certain key employees, with a weighted average fair value at the date of grant of $31 and $19 per share, respectively. Recipients of restricted stock do not pay any cash consideration to the Company for the shares. The fair value of the restricted stock award is being charged to expense over the vesting period. During fiscal 2002 and 2001, the Company recorded noncash charges to operations of $4.3 million and $4.6 million, respectively, as compensation expense related to restricted stock.

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock option grants, whereby no compensation expense is deducted in determining net income. Had compensation expense for stock option grants under the plans been determined pursuant to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net income would have decreased accordingly. Using the Black-Scholes option pricing model, the Company's pro forma net income and pro forma weighted average fair value of options granted, with related assumptions, are as follows:

	Fiscal Year Ended		
	February 23, 2002	February 24, 2001	February 26, 2000
Pro forma net income (in thousands)	**$ 62,322**	$ 39,269	$ 89,936
Pro forma basic earnings per share	**$ 2.11**	$ 1.14	$ 2.48
Pro forma diluted earnings per share	**$ 2.07**	$ 1.13	$ 2.48
Pro forma weighted average fair value per share of options granted	**$ 12.00**	$ 7.00	$ 10.00
Expected life (in years)	**3.7**	4.4	5.4
Risk-free interest rates	**4.39%**	6.12%	5.21%
Volatility factors of the expected market price of the Common Stock	**.47**	.34	.35
Dividend yield	**—**	—	—

The effects on fiscal 2002, 2001 and 2000 pro forma net income and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income for future years because of the vesting period of the stock options and the potential for issuance of additional stock options in future years.

The Company's stock option activity and related information is summarized as follows:

	Fiscal Year Ended					
	February 23, 2002		February 24, 2001		February 26, 2000	
	Shares under Options	**Weighted Average Exercise Price**	Shares under Options	Weighted Average Exercise Price	Shares under Options	Weighted Average Exercise Price
Outstanding at beginning of year	**3,294,375**	**$ 25.87**	2,824,175	$ 27.71	2,083,300	$ 29.26
Granted	**1,291,000**	**30.11**	1,279,000	19.78	1,075,500	24.79
Exercised	**(1,671,387)**	**26.77**	(336,000)	19.21	(18,750)	16.88
Forfeited	**(308,800)**	**28.20**	(472,800)	25.08	(315,875)	28.62
Outstanding at end of year	**2,605,188**	**$ 27.12**	3,294,375	$ 25.87	2,824,175	$ 27.71
Exercisable at end of year	**445,313**	**$ 28.00**	1,681,750	$ 28.30	1,176,800	$ 26.62

Exercise prices for stock options outstanding under the plans as of February 23, 2002 are summarized as follows:

		Weighted Average			
Range of Exercise Prices	Options Outstanding	Remaining Contractual Life (Years)	Exercise Price	Options Exercisable	Weighted Average Exercise Price
$16.88 - $24.06	**684,938**	**8.1**	**$ 19.46**	**108,813**	**$ 18.85**
$24.91 - $35.09	**1,641,250**	**8.1**	**$ 28.05**	**336,500**	**$ 30.96**
$35.42 - $50.65	**279,000**	**9.5**	**$ 40.50**	**–**	**$ –**
	2,605,188			**445,313**	

NOTE H – EMPLOYEE STOCK PURCHASE PLAN

In July 1998, shareholders approved the GTECH Holdings Corporation 1998 Employee Stock Purchase Plan (the "Plan") that allows substantially all full-time employees to acquire shares of Common Stock through payroll deductions over six-month offering periods. The purchase price is equal to 85% of the shares' fair market value on either the first or last day of the offering period, whichever is lower. Purchases are limited to 10% of an employee's salary, up to a maximum of $25,000 per calendar year. The Plan expires upon the earlier of July 31, 2003 or the date the shares provided by the Plan have been purchased. Beginning November 1, 2001, all shares purchased under the Plan must be retained for a period of one year. A total of 750,000 treasury shares are available for purchase under the Plan. At February 23, 2002, 301,746 shares of Common Stock had been issued under the Plan.

NOTE I - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Year Ended		
	February 23, 2002	February 24, 2001	February 26, 2000
	(Dollars and shares in thousands, except per share amounts)		
Numerator:			
Income before extraordinary charge	**$ 75,786**	$ 43,148	$ 93,585
Extraordinary charge, net of income tax benefit	**(7,760)**	—	—
Net income	**$ 68,026**	$ 43,148	$ 93,585
Denominator:			
Weighted average shares - Basic	**29,499**	34,564	36,217
Effect of dilutive securities:			
Employee stock options and unvested restricted shares	**660**	91	43
Weighted average shares – Diluted	**30,159**	34,655	36,260
Basic earnings per share:			
Income before extraordinary charge	**$ 2.57**	$ 1.25	$ 2.58
Extraordinary charge	**(.26)**	—	—
Net income	**$ 2.31**	$ 1.25	$ 2.58
Diluted earnings per share:			
Income before extraordinary charge	**$ 2.51**	$ 1.25	$ 2.58
Extraordinary charge	**(.25)**	—	—
Net income	**$ 2.26**	$ 1.25	$ 2.58

NOTE J - INCOME TAXES

The components of income before income taxes and extraordinary charge were as follows:

	Fiscal Year Ended		
	February 23, 2002	February 24, 2001	February 26, 2000
	(Dollars in thousands)		
United States	**$ 55,097**	$ 13,455	$ 93,848
Foreign	**67,139**	57,280	62,129
	$ 122,236	$ 70,735	$ 155,977

Significant components of the provision for income taxes were as follows:

	Fiscal Year Ended		
	February 23, 2002	February 24, 2001	February 26, 2000
		(Dollars in thousands)	
Current:			
Federal	**$ 761**	$ 10,634	$ 12,375
State	**2,132**	3,101	5,780
Foreign	**40,853**	27,187	42,484
Total Current	**43,746**	40,922	60,639
Deferred:			
Federal	**$ 4,072**	$ (17,149)	$ (129)
State	**474**	(931)	107
Foreign	**(6,721)**	4,745	1,775
Total Deferred	**(2,175)**	(13,335)	1,753
Charge in lieu of income taxes	**4,879**	–	–
Provision before extraordinary charge	**46,450**	27,587	62,392
Tax benefit associated with extraordinary charge	**(4,756)**	–	–
Total Provision	**$ 41,694**	$ 27,587	$ 62,392

Charge in lieu of income taxes represents the income tax benefit allocated to shareholders equity related to the excess of tax deductions over book expense for stock option plans.

Significant components of the Company's deferred tax assets and liabilities were as follows:

	February 23, 2002	February 24, 2001
	(Dollars in thousands)	
Deferred tax assets:		
Accruals not currently deductible for tax purposes	**$ 32,407**	$ 19,956
Inventory reserves	**5,797**	2,207
Net operating loss carryforward	**5,540**	–
Cash collected in excess of revenue recognized	**372**	3,690
Tax credits	**318**	7,517
Special charges	**–**	3,822
Other	**4,260**	3,750
	48,694	40,942
Deferred tax liabilities:		
Depreciation	**(14,787)**	(15,070)
Special charges	**(1,850)**	–
Other	**(7,431)**	(3,421)
	(24,068)	(18,491)
Net deferred tax assets	**$ 24,626**	$ 22,451

Undistributed earnings of foreign subsidiaries, excluding accumulated net earnings of foreign subsidiaries that, if remitted, would result in minimal or no additional tax because of the availability of foreign tax credits, amounted to $6.7 million at February 23, 2002. These earnings reflect full provision for foreign income taxes and are intended to be indefinitely reinvested in foreign operations. United States taxes that would be payable upon the remittance of these earnings are estimated to be $0.7 million.

At February 23, 2002, the Company had $0.3 million of tax credit carryforwards, which will begin to expire in fiscal 2020 if not utilized.

At February 23, 2002, the Company had net operating loss carryforwards from non US operations of $5.5 million, which can be carried forward indefinitely until fully utilized.

The effective income tax rate on income before income taxes and extraordinary charge differed from the statutory federal income tax rate for the following reasons:

	Fiscal Year Ended		
	February 23, 2002	February 24, 2001	February 26, 2000
Federal income tax using statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**1.5**	2.0	2.5
Goodwill	**1.4**	3.4	1.1
Nondeductible expenses	**0.9**	2.9	1.7
Tax credits	**(1.2)**	(2.5)	(1.0)
Other	**0.4**	(1.8)	0.7
	38.0%	39.0%	40.0%

NOTE K - TRANSACTIONS WITH RELATED PARTIES

The Company has a 10% interest in Uthingo Management Proprietary Limited ("Uthingo"), which is accounted for using the equity method. Uthingo is a corporate joint venture that holds the license to operate the South African National Lottery. Sales of products and services to Uthingo were $16.3 million and $28.2 million in fiscal 2002 and 2001, respectively. At February 23, 2002 and February 24, 2001, the Company had trade receivables of $2.7 million and $6.4 million from Uthingo. The Company had loans receivable of $4.8 million from Uthingo at February 24, 2001, which were paid in full during fiscal 2002.

The Company has a 44% interest in Lottery Technology Services Investment Corporation ("LTSIC"), which is accounted for using the equity method. LTSIC's wholly owned subsidiary, Lottery Technology Services Corporation ("LTSC"), provides equipment and services, supplied by the Company, to the Bank of Taipei, which holds the license to operate the Taiwan Public Welfare Lottery. The Company is recognizing 56% of product sales and service revenue from LTSC. The remaining 44% of product sales and service revenue has been deferred and is principally included in other liabilities in the Company's Consolidated Balance Sheet at February 23, 2002. Sales of products and services to LTSC were $16.9 million in fiscal 2002. At February 23, 2002, the Company had trade receivables of $8.3 million from LTSC. At February 23, 2002, the Company guaranteed approximately $6.4 million, or 44%, of $14.5 million of loans made by an unrelated commercial lender to LTSC. The loan has a maturity date of January 2007 and the Company's guarantee expires in July 2007.

Prior to February 24, 2001, the Company had a 50% interest in each of four joint ventures with Full House Resorts, Inc. ("Full House"). The joint ventures were engaged in the financing and development of Native American and other casino gaming ventures. During fiscal 2002, the Company sold its interest in three of the four joint ventures for cash consideration of $1.8 million, which approximated carrying value. At February 23, 2002 and February 24, 2001, the Company held a promissory note ("Note") issued by Full House in the original principal amount of $3 million. The outstanding principal balances of the Note at February 23, 2002 and February 24, 2001 were $2.4 million and $3 million, respectively. Interest on the Note is payable monthly at the prime rate. Subsequent to the close of fiscal 2002, the Note was paid in full.

The Company has a 50% limited partnership interest in West Greenwich Technology Associates, L.P. (the "Partnership"), which owns the Company's World Headquarters facilities and leases them to the Company. The general partner of the Partnership is an unrelated third party. The Company accounts for the Partnership using the equity method. The following is a summary of certain unaudited financial information of the Partnership, along with the results of operations at February 23, 2002, used as the basis for applying the equity method of accounting (in thousands):

		(Unaudited)
February 23, 2002		
Earnings data:		
Net income	$	174
Balance sheet data:		
Assets	$	17,729
Liabilities		26,819

In December 2001, the Partnership refinanced its outstanding mortgage on favorable terms and replaced its general partners with another unrelated third party. The Partnership incurred an expense on extinguishment of debt in the amount of $5.4 million in connection with the repayment of the existing mortgage, which was allocated to the Company (See Note R). In connection with the refinancing, the existing lease was amended to shorten its term and reduce the current lease payments. Pursuant to the provisions of the partnership agreement, the Company will indirectly have the ability to acquire the property for a predetermined price at the end of the lease term. Should the Company not proceed to do so, it could nonetheless be obligated for up to $28 million. The Partnership has classified the lease as an operating lease in accordance with Financial Accounting Standards Board Statement 13, "Accounting for Leases."

The Company made lease payments of $3.5 million to the Partnership in each of fiscal 2002, 2001 and 2000, which is included in selling, general and administrative expense in the Company's Consolidated Income Statements.

Prior to February 2001, the Company held a 40% interest in Lottery Technology Enterprises ("LTE"). The Company's interest is now 1%. LTE is a joint venture comprised of the Company and District Enterprise for Lottery Technology Applications of Washington, D.C., that holds a contract with the District of Columbia Lottery and Charitable Games Control Board. Sales of products and services to LTE were $3.0 million, $2.1 million and $3.6 million in fiscal 2002, 2001 and 2000, respectively. At February 23, 2002 and February 24, 2001, the Company had receivables of $1.1 million and $2.9 million, respectively, from LTE.

NOTE L - LEASES

The Company leases certain facilities, equipment and vehicles under noncancelable operating leases that expire at various dates through fiscal 2011. Certain of these leases have escalation clauses and renewal options. The Company is required to pay all maintenance, taxes and insurance relating to its leased assets.

Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial terms greater than one year consist of the following at February 23, 2002:

Fiscal Year	(Dollars in thousands)	
2003	$	26,262
2004		19,157
2005		9,323
2006		7,660
2007		32,427
Thereafter		3,617
Total minimum lease payments	$	98,446

The minimum lease payments include a $28 million residual value payment that the Company may be required to pay in fiscal 2007, or earlier under certain limited circumstances, related to the lease of the Company's World Headquarters facilities (see Note K).

The lease of the Company's World Headquarters facilities has restrictive provisions including, among other things, requirements relating to the maintenance of certain financial ratios, restrictions on additional indebtedness, and restrictions on the ability of the Company to make cash distributions on its Common Stock under certain circumstances.

Rental expense for operating leases was $31.7 million, $32.9 million and $31.4 million for fiscal 2002, 2001 and 2000, respectively.

NOTE M - EMPLOYEE BENEFITS

The Company has two defined contribution 401(k) retirement savings and profit sharing plans (the "Plans") covering substantially all employees in the United States and the Commonwealth of Puerto Rico. Under these Plans, an eligible employee may elect to defer receipt of a portion of base pay each year. The Company contributes this amount on the employee's behalf to the Plans and also makes a matching contribution. For periods prior to January 1, 2001, the employer matching contribution was equal to 50% of the amount that the employee elected to defer up to 5% for a maximum matching contribution of 2.5% of the employee's base pay. Effective January 1, 2001, the Company increased the matching contribution for the United States Plan to 100% on the first 3% and 50% on the next 2% that the employee elects to defer, up to a maximum matching contribution of 4% of the employee's base pay. The Company, at its discretion, may contribute additional amounts to the Plans on behalf of employees based upon its profits for a given fiscal year. To be eligible to receive a profit sharing contribution, an employee must be actively employed on December 31 and the last day of the fiscal year for which the contribution is made. Participants are 100% vested at all times in the amounts they defer and any earnings on their contributions. Employees are fully vested in the Company's matching contributions, profit sharing and any earnings on these contributions on the first anniversary of their date of hire and thereafter.

Benefits under the Plans will generally be paid to participants upon retirement or in certain other limited circumstances. In fiscal 2002, 2001 and 2000, the Company recorded expense under these Plans of $7.3 million, $6.6 million and $5.8 million, respectively.

The Company has a defined contribution Supplemental Retirement Plan that provides additional retirement benefits to certain key employees. The Company, at its discretion, may contribute additional amounts to this plan on behalf of such key employees equal to the percentage of profit sharing contributions contributed to the Plan for the calendar year multiplied by the key employees' compensation (as defined) for such year. The Company recorded $0.3 million of expense under this plan in each of fiscal 2002, 2001 and 2000.

NOTE N – BUSINESS SEGMENT AND GEOGRAPHIC DATA

The Company presently has one reportable business segment, the Lottery segment, which provides online, high speed, highly secure transaction processing systems to the worldwide lottery industry. The accounting policies of the Lottery segment are the same as those described in the summary of significant accounting policies. Executive management of the Company evaluates segment performance based on net operating profit after income taxes. The "All Other" category (as reported below) is comprised of the Company's Transactive subsidiary, which provides electronic benefit transfer services over the Company's dedicated network infrastructure. The composition of the "All Other" category for fiscal 2001 and 2000 was revised during fiscal 2002 to include the Company's IGI/Europrint business unit in the Lottery segment because management considers it an integral component of the Lottery segment.

The Company's business segment data is summarized below:

	Lottery	All Other	Consolidated
		(Dollars in thousands)	
February 23, 2002			
Operating data:			
Revenues from external sources	**$ 999,588**	**$ 10,113**	**$ 1,009,701**
Net operating profit (loss) after income taxes	**94,612**	**(1,202)**	**93,410**
Interest income	**5,450**	**–**	**5,450**
Equity in earnings of unconsolidated affiliates	**3,959**	**–**	**3,959**
Depreciation	**153,758**	**313**	**154,071**
Intangibles amortization	**8,423**	**–**	**8,423**
Goodwill amortization	**6,049**	**–**	**6,049**
Extraordinary charge, net of tax	**7,760**	**–**	**7,760**
Balance sheet data (at end of period):			
Segment assets	**848,162**	**5,667**	**853,829**
Cash flow data:			
Capital expenditures	**176,511**	**–**	**176,511**
February 24, 2001			
Operating data:			
Revenues from external sources	$ 900,627	$ 35,916	$ 936,543
Net operating profit after income taxes	85,291	3,987	89,278
Interest income	5,596	–	5,596
Equity in earnings of unconsolidated affiliates	3,167	–	3,167
Depreciation	155,497	765	156,262
Intangibles amortization	11,968	–	11,968
Goodwill amortization	6,165	–	6,165
Balance sheet data (at end of period):			
Segment assets	920,202	17,958	938,160
Cash flow data:			
Capital expenditures	136,891	–	136,891
February 26, 2000			
Operating data:			
Revenues from external sources	$ 973,911	$ 36,887	$ 1,010,798
Net operating profit after income taxes	113,881	1,298	115,179
Interest income	3,509	–	3,509
Equity in earnings of unconsolidated affiliates	2,843	–	2,843
Depreciation	167,658	626	168,284
Intangibles amortization	10,839	–	10,839
Goodwill amortization	6,253	–	6,253
Balance sheet data (at end of period):			
Segment assets	880,030	10,993	891,023
Cash flow data:			
Capital expenditures	128,618	–	128,618

The following is a reconciliation of net operating profit after income taxes to income before extraordinary charge, net of tax and net income as reported on the Consolidated Income Statements:

	Fiscal Year Ended		
	February 23, 2002	February 24, 2001	February 26, 2000
		(Dollars in thousands)	
Net operating profit after income taxes	**$ 93,410**	$ 89,278	$ 115,179
Reconciling items, net of tax:			
Interest expense	**(14,183)**	(16,571)	(17,419)
Special (charges) credit	—	(25,785)	662
Other	**(3,441)**	(3,774)	(4,837)
Income before extraordinary charge	**75,786**	43,148	93,585
Extraordinary charge, net of tax	**(7,760)**	—	—
Net income	**$ 68,026**	$ 43,148	$ 93,585

The Company's geographic data is summarized below: (Revenues are attributed to countries based on the location of the customer.)

	Fiscal Year Ended		
	February 23, 2002	February 24, 2001	February 26, 2000
		(Dollars in thousands)	
Revenues from external sources:			
United States	**$ 493,624**	$ 522,132	$ 530,193
United Kingdom	**126,403**	45,310	62,430
Brazil	**115,751**	127,015	117,639
Other foreign	**273,923**	242,086	300,536
	$ 1,009,701	$ 936,543	$ 1,010,798

	Fiscal Year Ended		
	February 23, 2002	February 24, 2001	February 26, 2000
		(Dollars in thousands)	
Systems, equipment and other assets relating to contracts:			
United States	**$ 224,323**	$ 185,717	$ 216,498
Brazil	**38,976**	68,309	58,104
Other foreign	**106,296**	107,308	101,316
	$ 369,595	$ 361,334	$ 375,918

For fiscal 2002, 2001 and 2000, the aggregate revenues from Caixa Economica Federal in Brazil, which are included in the Lottery segment, represented 10.7%, 12.1% and 10.7% of the Company's consolidated revenues, respectively. For fiscal 2002, the aggregate revenues from Camelot Group plc in the United Kingdom, which are included in the Lottery segment, represented 11.3% of the Company's consolidated revenues. No other customer accounted for more than 10% of the consolidated revenues in these three fiscal years.

NOTE O - FINANCIAL INSTRUMENTS

Cash and cash equivalents

Cash equivalents are stated at cost that approximates fair value.

Debt

The carrying amounts and estimated fair values of the Company's debt, as determined by an independent investment banker, are as follows:

	February 23, 2002		February 24, 2001	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)			
1.75% Convertible Debentures due 2021	$ 175,000	$ 195,895	$ —	$ —
7.75% Series A Senior Notes due 2004	40,000	42,078	150,000	152,441
7.87% Series B Senior Notes due 2007	95,000	99,902	150,000	153,291
Interest rate swaps	12,089	12,089	12,810	12,810
Other	11,136	11,136	7,663	7,663
	$ 333,225	$ 361,100	$ 320,473	$ 326,205

Foreign Currency Exchange Contracts

The following table summarizes, by major currency, the contractual amounts of the Company's forward exchange and option contracts translated to U.S. dollars using the exchange rate at the balance sheet date. The buy and sell amounts represent the U.S. dollar equivalent of commitments to purchase and sell foreign currencies.

	February 23, 2002		February 24, 2001	
	Buy Contracts	Sell Contracts	Buy Contracts	Sell Contracts
	(Dollars in thousands)			
Pounds sterling	$ 14,778	$ 8,160	$ 44,108	$ 11,674
Mexican peso	9,903	1,089	7,267	—
Brazilian real	—	10,500	—	12,500
Euro	—	8,107	709	7,235
Czech koruna	—	6,854	—	1,535
Australian dollar	—	6,369	—	13,527
Spanish peseta	—	—	—	11,077
Morrocan dirham	—	—	—	8,312
Other	7,473	10,867	13,417	28,960
Total	$ 32,154	$ 51,946	$ 65,501	$ 94,820

The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts, adjusted through interpolation when necessary for maturity differences. In the aggregate, the carrying value of these contracts approximated fair value at February 23, 2002 and February 24, 2001.

The Company had minimal exposure to loss from nonperformance by the counter parties to its forward exchange contract agreements at the end of fiscal 2002 and does not anticipate nonperformance by counter parties in the periodic settlements of amounts due. The Company currently minimizes this potential for risk by entering into forward exchange contracts exclusively with major, financially sound counter parties, and by limiting exposure to any one financial institution.

Interest Rate Swaps

In February 2000, the Company entered into two interest rate swaps with an aggregate notional amount of $150 million that provided interest rate protection over the period February 25, 2000 to May 15, 2007. The swaps were designated as fair value hedges and effectively entitled the Company to exchange fixed rate payments for variable rate payments. The fair value of the swaps was recorded as an asset and the carrying value of the underlying debt was increased by an equal amount in accordance with SFAS 133. On February 1, 2001, the Company sold the two interest rate swaps for $13 million and began amortizing the underlying debt adjustment of $13 million as a reduction of interest expense over the period February 2001 through May 2007 on an effective yield basis. In fiscal 2002, in connection with the repurchase of $165 million of Senior Notes, $3.9 million of this amount was recorded as a reduction of the extraordinary charge. (See Note R).

In June 2001, the Company entered into two interest rate swaps with an aggregate notional amount of $150 million that provide interest rate protection over the period June 6, 2001 to May 15, 2007. The fair value of the swaps was recorded as an asset and the carrying value of the underlying debt was adjusted by an equal amount in accordance with SFAS 133. In the fourth quarter of fiscal 2002, in connection with the repurchase of $55 million of Senior Notes, the Company sold $55 million of the interest rate swaps for $2.4 million which was recorded as a reduction of the extraordinary charge. (See Note R).

NOTE P – SPECIAL CHARGES

In fiscal 2001, the Company recorded special charges of $42.3 million ($25.8 million after-tax, or $0.74 per diluted share) in connection with certain contractual obligations and a value assessment of the Company's business operations. The major components of the special charges consisted of $14 million for a workforce reduction that eliminated approximately 255 Company positions worldwide, $11.5 million for contractual obligations in connection with the departures in July 2000 of the Company's former Chairman and Chief Executive Officer and former President and Chief Operating Officer, $8.5 million for costs associated with the exit of certain business strategies and product lines and $8.3 million for the termination of consulting agreements and facility exit costs, net of gains on the disposition of Company aircraft.

A summary of the special charge activity, which is included in accrued expenses in the Company's Consolidated Balance Sheets, is as follows:

	Worldwide Workforce Reduction	Executive Contractual Obligations	Exit of Certain Business Strategies and Product Lines	Other	Total
			(Dollars in thousands)		
Special charges	$ 13,958	$ 11,518	$ 8,536	$ 8,258	$ 42,270
Cash expenditures	(6,032)	(9,965)	(4,140)	(3,289)	(23,426)
Noncash charges	–	–	(4,396)	(4,017)	(8,413)
Balance at February 24, 2001	7,926	1,553	–	952	10,431
Change in estimate	(438)	(71)	–	509	–
Cash expenditures	(5,880)	(678)	–	(1,437)	(7,995)
Balance at February 23, 2002	**$ 1,608**	**$ 804**	**$ –**	**$ 24**	**$ 2,436**

NOTE Q - QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of the unaudited quarterly results of operations for fiscal 2002 and 2001:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share amounts)			
Fiscal year ended February 23, 2002:				
Service revenues	**$ 210,551**	**$ 209,619**	**$ 196,427**	**$ 215,190**
Sales of products	**24,414**	**26,965**	**67,152**	**59,383**
Gross profit	**70,536**	**69,329**	**74,086**	**72,990**
Income before extraordinary charge	**19,109**	**16,636**	**21,621**	**18,420**
Extraordinary charge, net of tax	**–**	**–**	**–**	**7,760**
Net income	**19,109**	**16,636**	**21,621**	**10,660**
Basic earnings per share:				
Income before extraordinary charge	**$ .62**	**$ .56**	**$ .75**	**$ .64**
Extraordinary charge	**–**	**–**	**–**	**(.27)**
Net income	**$ .62**	**$ .56**	**$ .75**	**$ .37**
Diluted earnings per share:				
Income before extraordinary charge	**$ .61**	**$ .55**	**$ .73**	**$ .62**
Extraordinary charge	**–**	**–**	**–**	**(.26)**
Net income	**$ .61**	**$ .55**	**$ .73**	**$ .36**
Fiscal year ended February 24, 2001:				
Service revenues	$ 222,631	$ 204,209	$ 213,827	$ 215,808
Sales of products	19,367	23,399	7,204	30,098
Gross profit	83,424	55,371	68,421	90,388
Net income (loss)	20,229	(21,266)	18,287	25,898
Basic earnings (loss) per share	$ .58	$ (.61)	$ .53	$ .76
Diluted earnings (loss) per share	$ .58	$ (.61)	$ .53	$ .75

The Company recorded an extraordinary charge of $7.8 million, net of income tax benefit of $4.7 million, in the fourth quarter of fiscal 2002 (See Note R).

The Company recorded pre-tax special charges of $40 million and $2.3 million in the second and fourth quarters of fiscal 2001, respectively (See Note P).

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly basic and diluted earnings per share in fiscal 2002 and 2001 do not equal the total computed for those years.

NOTE R - EXTRAORDINARY CHARGE

On December 18, 2001, Holdings issued, in a private placement, $175 million principal amount of 1.75% Convertible Debentures ("Debentures") due December 15, 2021 and subsequently filed a registration statement to register the Debentures for resale with the Securities and Exchange Commission. This registration statement has not yet been declared effective. The Company used a portion of the proceeds from the Debentures to repurchase, during the fourth quarter of fiscal 2002, $110 million of the 7.75% Series A Senior Notes due 2004 and $55 million of the 7.87% Series B Senior Notes due 2007 (collectively, the "Senior Notes") issued by GTECH Corporation. Tender premiums associated with the early retirement of the Senior Notes, net of gains on interest rate swaps, along with make whole premiums associated with the refinancing of the Company's World Headquarters facilities by an unconsolidated partnership in which the Company is a limited partner, resulted in an extraordinary charge of $12.5 million ($7.8 million after tax, or $0.25 per diluted share). (See Note O).

NOTE S - SUPPLEMENTAL GUARANTOR/NON-GUARANTOR FINANCIAL INFORMATION

On December 18, 2001, Holdings (the "Parent Company") issued $175 million principal amount of 1.75 % Convertible Debentures due 2021 (the "Convertible Debentures"). The Convertible Debentures are unsecured and unsubordinated obligations of the Parent Company that are jointly and severally, fully and unconditionally guaranteed by GTECH and two of its wholly-owned subsidiaries: GTECH Rhode Island Corporation and GTECH Latin America Corporation (collectively with GTECH, the "Guarantor Subsidiaries"). Condensed consolidating financial information is presented below.

Selling, general and administrative costs and research and development costs are allocated to each subsidiary based on the ratio of the subsidiaries combined service revenue and sales of products to consolidated revenues.

The Parent Company conducts business through its consolidated subsidiaries and unconsolidated affiliates and has, as its only asset, an investment in GTECH. Equity in earnings of consolidated affiliates recorded by the Parent Company includes the Parent Company's share of the after-tax earnings of GTECH. Taxes payable and deferred income taxes are obligations of the subsidiaries. Income tax expense related to both current and deferred income taxes are allocated to each subsidiary based on the Company's consolidated effective income tax rates.

Condensed Consolidating Balance Sheets

February 23, 2002

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ 25,865	$ 9,230	$ —	$ 35,095
Trade accounts receivable	—	74,708	25,653	—	100,361
Due from subsidiaries and affiliates	—	60,165	—	(60,165)	—
Sales-type lease receivables	—	3,060	1,834	—	4,894
Inventories	—	61,065	40,885	(15,321)	86,629
Deferred income taxes	—	25,264	3,057	—	28,321
Other current assets	—	11,937	10,793	—	22,730
Total Current Assets	—	262,064	91,452	(75,486)	278,030
Systems, Equipment and Other Assets Relating to Contracts	—	274,692	134,983	(40,080)	369,595
Investment in Subsidiaries and Affiliates	202,955	128,099	—	(331,054)	—
Goodwill	—	70,605	46,223	—	116,828
Other Assets	—	73,816	15,560	—	89,376
Total Assets	$ 202,955	$ 809,276	$ 288,218	$ (446,620)	$ 853,829
Liabilities and Shareholders' Equity					
Current Liabilities:					
Short term borrowings	$ —	$ —	$ 2,358	$ —	$ 2,358
Accounts payable	—	35,286	8,144	—	43,430
Due to subsidiaries and affiliates	—	—	60,165	(60,165)	—
Accrued expenses	—	51,358	24,308	—	75,666
Employee compensation	—	32,034	5,907	—	37,941
Advance payments from customers	—	36,465	36,180	—	72,645
Income taxes payable	—	45,777	8,151	—	53,928
Current portion of long-term debt	—	1,337	2,173	—	3,510
Total Current Liabilities	—	202,257	147,386	(60,165)	289,478
Long-Term Debt, less current portion	—	320,752	8,963	—	329,715
Other Liabilities	—	20,295	7,691	—	27,986
Deferred Income Taxes	—	7,616	(3,921)	—	3,695
Shareholders' Equity	202,955	258,356	128,099	(386,455)	202,955
Total Liabilities and Shareholders' Equity	$ 202,955	$ 809,276	$ 288,218	$ (446,620)	$ 853,829

Condensed Consolidating Balance Sheets

February 24, 2001

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ 37,068	$ 9,880	$ —	$ 46,948
Trade accounts receivable	—	86,581	32,140	—	118,721
Due from subsidiaries and affiliates	—	132,316	—	(132,316)	—
Sales-type lease receivables	—	3,019	5,703	—	8,722
Inventories	—	111,701	7,705	(1,617)	117,789
Deferred income taxes	—	25,681	1,169	—	26,850
Other current assets	—	7,547	11,251	—	18,798
Total Current Assets	—	403,913	67,848	(133,933)	337,828
Systems, Equipment and Other Assets Relating to Contracts	—	236,345	158,943	(33,954)	361,334
Investment in Subsidiaries and Affiliates	314,362	112,400	—	(426,762)	—
Goodwill	—	73,134	49,191	—	122,325
Other Assets	—	83,035	33,638	—	116,673
Total Assets	$ 314,362	$ 908,827	$ 309,620	$ (594,649)	$ 938,160
Liabilities and Shareholders' Equity					
Current Liabilities:					
Short term borrowings	$ —	$ —	$ 2,316	$ —	$ 2,316
Accounts payable	—	35,419	13,848	—	49,267
Due to subsidiaries and affiliates	—	—	132,316	(132,316)	—
Accrued expenses	—	50,566	15,005	—	65,571
Employee compensation	—	27,644	4,254	—	31,898
Advance payments from customers	—	45,930	9,488	—	55,418
Income taxes payable	—	67,363	(2,790)	—	64,573
Current portion of long-term debt	—	2,075	1,437	—	3,512
Total Current Liabilities	—	228,997	175,874	(132,316)	272,555
Long-Term Debt, less current portion	—	310,735	6,226	—	316,961
Other Liabilities	—	15,673	14,210	—	29,883
Deferred Income Taxes	—	3,489	910	—	4,399
Shareholders' Equity	314,362	349,933	112,400	(462,333)	314,362
Total Liabilities and Shareholders' Equity	$ 314,362	$ 908,827	$ 309,620	$ (594,649)	$ 938,160

Condensed Consolidating Income Statements

Fiscal Year Ended February 23, 2002

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Revenues:					
Services	$ —	$ 634,014	$ 197,773	$ —	$ 831,787
Sales of products	—	141,772	36,142	—	177,914
Intercompany sales and fees	—	169,234	86,762	(255,996)	—
	—	945,020	320,677	(255,996)	1,009,701
Costs and expenses:					
Costs of services	—	395,602	200,880	(10,174)	586,308
Costs of sales	—	117,017	20,450	(1,015)	136,452
Intercompany cost of sales and fees	—	102,334	36,051	(138,385)	—
	—	614,953	257,381	(149,574)	722,760
Gross profit	—	330,067	63,296	(106,422)	286,941
Selling, general & administrative	—	86,635	26,128	—	112,763
Research and development	—	25,943	7,836	—	33,779
Goodwill amortization	—	2,529	3,520	—	6,049
Special charge	—	—	—	—	—
Operating expenses	—	115,107	37,484	—	152,591
Operating income	—	214,960	25,812	(106,422)	134,350
Other income (expense):					
Interest income	—	2,222	3,228	—	5,450
Equity in earnings of unconsolidated affiliates	—	1,174	2,785	—	3,959
Equity in earnings of consolidated affiliates	68,026	22,670	—	(90,696)	—
Other income (expense)	—	(5,573)	6,926	—	1,353
Interest expense	—	(20,691)	(2,185)	—	(22,876)
Income before income taxes and extraordinary charge	68,026	214,762	36,566	(197,118)	122,236
Income taxes	—	81,610	13,896	(49,056)	46,450
Income before extraordinary charge	68,026	133,152	22,670	(148,062)	75,786
Extraordinary charge, net of tax	—	7,760	—	—	7,760
Net income	$ 68,026	$ 125,392	$ 22,670	$ (148,062)	$ 68,026

Condensed Consolidating Income Statements

Fiscal Year Ended February 24, 2001

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Revenues:					
Services	$ —	$ 635,643	$ 220,832	$ —	$ 856,475
Sales of products	—	43,973	36,095	—	80,068
Intercompany sales and fees	—	158,421	113,771	(272,192)	—
	—	838,037	370,698	(272,192)	936,543
Costs and expenses:					
Costs of services	—	390,351	179,201	(5,457)	564,095
Costs of sales	—	57,030	17,907	(93)	74,844
Intercompany cost of sales and fees	—	131,172	57,077	(188,249)	—
	—	578,553	254,185	(193,799)	638,939
Gross profit	—	259,484	116,513	(78,393)	297,604
Selling, general & administrative	—	85,624	32,373	—	117,997
Research and development	—	35,753	13,514	—	49,267
Goodwill amortization	—	2,529	3,636	—	6,165
Special charge	—	35,514	6,756	—	42,270
Operating expenses	—	159,420	56,279	—	215,699
Operating income	—	100,064	60,234	(78,393)	81,905
Other income (expense):					
Interest income	—	2,096	3,500	—	5,596
Equity in earnings of unconsolidated affiliates	—	1,639	1,528	—	3,167
Equity in earnings of consolidated affiliates	43,148	45,815	—	(88,963)	—
Other income (expense)	—	(3,667)	10,899	—	7,232
Interest expense	—	(26,111)	(1,054)	—	(27,165)
Income before income taxes	43,148	119,836	75,107	(167,356)	70,735
Income taxes	—	46,736	29,292	(48,441)	27,587
Net income	$ 43,148	$ 73,100	$ 45,815	$ (118,915)	$ 43,148

Condensed Consolidating Income Statements

Fiscal Year Ended February 26, 2000

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Revenues:					
Services	$ —	$ 648,455	$ 211,964	$ —	$ 860,419
Sales of products	—	103,827	46,552	—	150,379
Intercompany sales and fees	—	106,646	133,256	(239,902)	—
	—	858,928	391,772	(239,902)	1,010,798
Costs and expenses:					
Costs of services	—	382,667	179,468	(6,826)	555,309
Costs of sales	—	70,536	35,606	(4,189)	101,953
Intercompany cost of sales and fees	—	154,244	49,768	(204,012)	—
	—	607,447	264,842	(215,027)	657,262
Gross profit	—	251,481	126,930	(24,875)	353,536
Selling, general & administrative	—	91,054	31,280	—	122,334
Research and development	—	34,265	11,788	—	46,053
Goodwill amortization	—	2,529	3,724	—	6,253
Special charge (credit)	—	(181)	(923)	—	(1,104)
Operating expenses	—	127,667	45,869	—	173,536
Operating income	—	123,814	81,061	(24,875)	180,000
Other income (expense):					
Interest income	—	1,720	1,789	—	3,509
Equity in earnings (loss) of unconsolidated affiliates	—	(1,588)	4,431	—	2,843
Equity in earnings of consolidated affiliates	93,585	52,217	—	(145,802)	—
Other income (expense)	—	(1,471)	128	—	(1,343)
Interest expense	—	(28,651)	(381)	—	(29,032)
Income before income taxes	93,585	146,041	87,028	(170,677)	155,977
Income taxes	—	58,416	34,811	(30,835)	62,392
Net income	$ 93,585	$ 87,625	$ 52,217	$ (139,842)	$ 93,585

Condensed Consolidating Statements of Cash Flows

Fiscal Year Ended February 23, 2002

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Net cash provided by operating activities	$ —	$ 303,564	$ 58,073	$ (16,407)	$ 345,230
Investing Activities					
Purchases of systems, equipment and other assets relating to contracts	—	(132,610)	(60,308)	16,407	(176,511)
Cash received from affiliates	—	3,786	—	—	3,786
Proceeds from sale of investments	—	—	2,098	—	2,098
Proceeds from the sale of majority interest in a subsidiary	—	10,000	—	—	10,000
Other	—	(3,462)	(637)	—	(4,099)
Net cash used for investing activities	—	(122,286)	(58,847)	16,407	(164,726)
Financing Activities					
Net proceeds from issuance of long-term debt	—	353,000	6,810	—	359,810
Principal payments on long-term debt	—	(347,573)	(1,557)	—	(349,130)
Purchases of treasury stock	(219,322)	—	—	—	(219,322)
Proceeds from stock options	44,814	—	—	—	44,814
Intercompany capital transactions	172,788	(172,788)	—	—	—
Tender premiums and prepayment fees	—	(17,930)	—	—	(17,930)
Debt issuance costs	—	(6,539)	—	—	(6,539)
Other	1,720	—	(1,764)	—	(44)
Net cash provided by (used for) financing activities	—	(191,830)	3,489	—	(188,341)
Effect of exchange rate changes on cash	—	(651)	(3,365)	—	(4,016)
Decrease in cash and cash equivalents	—	(11,203)	(650)	—	(11,853)
Cash and cash equivalents at beginning of year	—	37,068	9,880	—	46,948
Cash and cash equivalents at end of year	$ —	$ 25,865	$ 9,230	$ —	$ 35,095

Condensed Consolidating Statements of Cash Flows

Fiscal Year Ended February 24, 2001

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Net cash provided by operating activities	$ —	$ 189,575	$ 80,467	$ (18,072)	$ 251,970
Investing Activities					
Purchases of systems, equipment and other assets relating to contracts	—	(67,774)	(87,189)	18,072	(136,891)
Investments in and advances to unconsolidated affiliates	—	(16,424)	(177)	—	(16,601)
Cash received from affiliates	—	2,075	—	—	2,075
Proceeds from sale of investments	—	—	1,050	—	1,050
Other	—	(12,118)	(81)	—	(12,199)
Net cash used for investing activities	—	(94,241)	(86,397)	18,072	(162,566)
Financing Activities					
Net proceeds from issuance of long-term debt	—	88,000	7,908	—	95,908
Principal payments on long-term debt	—	(137,400)	(1,337)	—	(138,737)
Purchases of treasury stock	(19,587)	—	—	—	(19,587)
Proceeds from stock options	6,455	—	—	—	6,455
Intercompany capital transactions	11,431	(11,431)	—	—	—
Other	1,701	—	3,535	—	5,236
Net cash provided by (used for) financing activities	—	(60,831)	10,106	—	(50,725)
Effect of exchange rate changes on cash	—	1,705	(4,551)	—	(2,846)
Increase (decrease) in cash and cash equivalents	—	36,208	(375)	—	35,833
Cash and cash equivalents at beginning of year	—	860	10,255	—	11,115
Cash and cash equivalents at end of year	$ —	$ 37,068	$ 9,880	$ —	$ 46,948

Condensed Consolidating Statements of Cash Flows

Fiscal Year Ended February 26, 2000

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Net cash provided by operating activities	$ —	$ 187,380	$ 44,600	$ (1,198)	$ 230,782
Investing Activities					
Purchases of systems, equipment and other assets relating to contracts	—	(91,979)	(37,837)	1,198	(128,618)
Investments in and advances to unconsolidated affiliates	—	(10,797)	(5,412)	—	(16,209)
Other	—	(18,944)	(572)	—	(19,516)
Net cash used for investing activities	—	(121,720)	(43,821)	1,198	(164,343)
Financing Activities					
Net proceeds from issuance of long-term debt	—	221,500	—	—	221,500
Principal payments on long-term debt	—	(191,100)	(1,836)	—	(192,936)
Purchases of treasury stock	(98,747)	—	—	—	(98,747)
Proceeds from stock options	316	—	—	—	316
Debt issuance costs	—	(895)	—	—	(895)
Intercompany capital transactions	96,414	(96,414)	—	—	—
Other	2,017	—	992	—	3,009
Net cash used for financing activities	—	(66,909)	(844)	—	(67,753)
Effect of exchange rate changes on cash	—	540	4,156	—	4,696
Increase (decrease) in cash and cash equivalents	—	(709)	4,091	—	3,382
Cash and cash equivalents at beginning of year	—	1,569	6,164	—	7,733
Cash and cash equivalents at end of year	$ —	$ 860	$ 10,255	$ —	$ 11,115

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
GTECH Holdings Corporation

We have audited the accompanying consolidated balance sheets of GTECH Holdings Corporation and subsidiaries as of February 23, 2002 and February 24, 2001 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 23, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GTECH Holdings Corporation and subsidiaries at February 23, 2002 and February 24, 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 23, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Boston, Massachusetts
March 22, 2002, except for
Note F, as to which the date is
April 2, 2002

COMMON STOCK

The principal United States market on which Holdings' Common Stock is traded is the New York Stock Exchange where it is traded under the symbol "GTK."

The following table sets forth on a per share basis the high and low sale prices of Common Stock for the fiscal quarters indicated, as reported on the New York Stock Exchange Composite Tape.

FISCAL 2002	HIGH	LOW
First Quarter (February 25 – May 26, 2001)	$38.18	$25.02
Second Quarter (May 27 – August 25, 2001)	$38.90	$29.60
Third Quarter (August 26 – November 24, 2001)	$45.62	$29.75
Fourth Quarter (November 25, 2001 – February 23, 2002)	$51.48	$41.21

FISCAL 2001	HIGH	LOW
First Quarter (February 27 – May 27, 2000)	$23.00	$17.88
Second Quarter (May 28 – August 26, 2000)	$23.50	$17.63
Third Quarter (August 27 – November 25, 2000)	$19.25	$15.38
Fourth Quarter (November 26, 2000 – February 24, 2001)	$27.75	$18.25

The closing price of the Common Stock on the New York Stock Exchange on April 9, 2002 was $56.11. As of April 9, 2002, there were approximately 790 holders of record of the Common Stock.

Holdings has never paid cash dividends on its Common Stock and has no current plan to do so. The current policy of Holdings' Board of Directors is to reinvest earnings in the operation and expansion of the Company's business and, from time to time, to execute repurchases of shares of Holdings' Common Stock under the Company's share repurchase programs. Further, Holdings is a holding company and its operations are conducted through the Company and its subsidiaries. Accordingly, the ability of Holdings to pay dividends on its Common Stock would be dependent on the earnings and cash flow of its subsidiaries and the availability of such cash flow to Holdings.

Shareholder Information

Corporate Headquarters
GTECH Holdings Corporation
55 Technology Way
West Greenwich, RI 02817

Website
www.gtech.com

Investor Relations
55 Technology Way
West Greenwich, RI 02817
401-392-6980

Transfer Agent
Bank of New York
Shareholder Relations Department
Church Street Station
P.O. Box 11258
New York, NY 10286-1258
Shareholder Relations 1-800-524-4458
Bondholder Relations 1-800-548-5075
Shareholder Inquiries:
shareowner-svcs@bankofny.com
Stock Transfer:
www.stockbny.com

Independent Auditors
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Agent Bank
Bank of America
9 West 57th Street
New York, NY 10019

Form 10-K and Proxy Statement
A copy of the Annual Report on Form 10-K (without exhibits) and a copy of the Proxy Statement, as filed with the Securities and Exchange Commission, are available at no charge to shareholders by writing to the Investor Relations Department at the address listed. Copies of exhibits to the Form 10-K will also be furnished upon request at a reasonable charge.

GTECH HOLDINGS CORPORATION
BOARD OF DIRECTORS AND CORPORATE OFFICERS

Directors

Howard S. Cohen
President and Chief Executive Officer
GTECH Holdings Corporation
GTECH Corporation

Robert M. Dewey, Jr.
Retired as Senior Advisor, Donaldson, Lufkin & Jenrette, Inc.
(Investment Banking)

Burnett W. Donoho
Director, OfficeMax, Inc. (Office Supplies)
Management Consultant

The Rt. Hon. Sir Jeremy Hanley, KCMG
Member, European Advisory Board, Credit Lyonnais (Banking)
Chairman, International Trade & Investment Missions Ltd.
(High-Level Trade Missions)
Chairman, AdVal Group plc (Multimedia Training)

Philip R. Lochner, Jr.
Director, Apria Healthcare Group, Inc. (Home Care Services)
Director, CLARCOR, Inc. (Filtration and Packaging Products)
Member of Board of Governors, American Stock Exchange
(Stock Exchange)

Lt. Gen. (Ret.) Emmett Paige, Jr. (USA)
President and Chief Operating Officer
OAO Corporation
(Aerospace Engineering and Information Systems)

Anthony Ruys
Chairman, Executive Board
Heineken, N.V.
(International Brewery Group)

W. Bruce Turner
Non-Executive Chairman of the Board
GTECH Holdings Corporation
GTECH Corporation
Director, Ameristar Casinos, Inc. (Gaming Entertainment)

Officers

Howard S. Cohen
President and Chief Executive Officer
GTECH Holdings Corporation
GTECH Corporation

David J. Calabro
Executive Vice President
(Global Operations)

Marc A. Crisafulli
Senior Vice President,
General Counsel and Secretary
Chief Compliance Officer

Kathleen E. McKeough
Senior Vice President
(Human Resources)

Jaymin B. Patel
Senior Vice President and
Chief Financial Officer

Antonio Carlos Rocha
Senior Vice President
(Business and Corporate Development)

Larry R. Smith
Senior Vice President and
Chief Technology Officer

Donald R. Sweitzer
Senior Vice President
(Public Affairs)

William M. Pieri
Vice President and Treasurer

Robert J. Plourde
Vice President and Corporate Controller

INTERNATIONAL HEADQUARTERS

GTECH Australasia
Level 18, 60 Castlereagh Street
Sydney, New South Wales 2000
Australia
Tel: 612-9223-0000
Fax: 612-9223-0444

GTECH Brasil Ltda.
Rua Guararapes, 1909
11 E 12 Andar
Brooklin
São Paulo, SP
Brazil 04561-004
Tel: 55-11-5503-5700
Fax: 55-11-5505-0144

GTECH Eastern Europe
UL. KS. Klopotowskiego 5
03-718 Warsaw, Poland
Tel: 48-22-618-6060
Fax: 48-22-618-8900

GTECH Europe S.A.
Chaussée de Wavre, 1789
1160 Brussels, Belgium
Tel: 322-678-1311
Fax: 322-678-1400

GTECH Latin America
55 Technology Way
West Greenwich, RI 02817
U.S.A.
Tel: 401-392-7751
Fax: 401-392-4945

GTECH Southern Africa (Pty) Ltd.
21st Floor, Radiopark Building
Henley Road
Auckland Park, 2092
Johannesburg
South Africa
Tel: 27-11-715-3000
Fax: 27-11-715-3300

GTK
LISTED
NYSE.

GTECH CORPORATION

GTECH Holdings Corporation, World Headquarters
55 Technology Way, West Greenwich, RI 02817 U.S.A.
Tel: 401-392-1000 Fax: 401-392-1234 www.gtech.com